MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of May 8, 2012, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2012 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for 2011 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The March 31, 2012 unaudited interim condensed consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). Certain comparative figures included in the March 31, 2012 unaudited interim condensed consolidated financial statements and in this MD&A have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2012, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to remain volatile as economies around the world continue to experience economic difficulties.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, and Ghanaian cedi, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts, gold price and production cost of sales per equivalent ounce)	2012	2011	Change	% Change
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	611,838	700,479	(88,641)	(13%)
Sold (c)	629,505	718,577	(89,072)	(12%)

Attributable gold equivalent ounces (a)
Produced (c)	604,247	642,857	(38,610)	(6%)
Sold (c)	621,680	660,788	(39,108)	(6%)

Financial Highlights
Metal sales	$1,036.6	$937.0	$99.6	11%
Production cost of sales	$466.4	$381.6	$84.8	22%
Depreciation, depletion and amortization	$146.7	$153.1	$(6.4)	(4%)
Operating earnings	$313.2	$330.9	$(17.7)	(5%)
Net earnings attributed to common shareholders	$105.7	$250.1	$(144.4)	(58%)
Basic earnings per share	$0.09	$0.22	$(0.13)	(59%)
Diluted earnings per share	$0.09	$0.22	$(0.13)	(59%)
Adjusted net earnings attributed to common shareholders(b)	$203.1	$175.3	$27.8	16%
Adjusted net earnings per share(b)	$0.18	$0.15	$0.03	20%
Net cash flow provided from operating activities	$381.7	$335.1	$46.6	14%
Adjusted operating cash flow(b)	$339.7	$396.7	$(57.0)	(14%)
Average realized gold price per ounce	$1,644	$1,327	$317	24%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$741	$531	$210	40%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$742	$545	$197	36%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$657	$472	$185	39%

(a)			Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
"Adjusted net earnings attributed to common shareholders", "Adjusted net earnings per share", "Adjusted operating cash flow", "Consolidated production cost of sales per equivalent ounce sold", "Attributable production cost of sales per equivalent ounce sold", and "Attributable production cost of sales per ounce sold on a by-product basis" are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratios for the first quarter were: 2012 - 51.82:1, 2011 - 43.51:1.

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

First quarter 2012 vs. First quarter 2011

In the first quarter of 2012, Kinross’ attributable production decreased by 6% compared with the same period in 2011, largely due to the scheduled decline in grade at Kupol.  In addition, in the first quarter of 2012 production decreased at La Coipa due to increased planned reliance on lower grade stockpile ore. Attributable production for the first quarter of 2012 was also impacted by the less favourable gold equivalent ratio compared with the first quarter of 2011. These decreases were offset to some extent by higher production at Chirano due to higher gold grades, at Maricunga due to improved metallurgical release, and the increase in the Company’s interest in Kupol from 75% to 100% on April 27, 2011.

Metal sales for the first quarter of 2012 were $1,036.6 million, an 11% increase compared with $937.0 million for the corresponding period in 2011. The increase in metal sales is a result of higher metal prices realized, offset to some extent by lower gold equivalent ounces sold.  The average realized gold price, of $1,644 per ounce, increased by 24% in the first quarter of 2012 compared with the first quarter of 2011.  Gold equivalent ounces sold were lower due to the decline in production noted above. In addition, gold equivalent ounces sold during the first quarter of 2012 exceeded production due to timing of shipments as ounces that were produced at the end of the fourth quarter of 2011 were sold during the first quarter of 2012.

Production cost of sales during the first quarter of 2012 increased by 22% compared with the first quarter of 2011, largely due to the increase in processing of lower grade ore, as well as higher power, labour and contractor costs across the Company.

Depreciation, depletion and amortization decreased by 4% to $146.7 million in the first quarter of 2012 compared with the first quarter of 2011, largely due to lower gold equivalent ounces sold at Kupol and La Coipa.

The reduction in gold equivalent ounces sold, increases in production cost of sales and exploration and business development costs, offset to some extent by higher metal prices realized, resulted in lower operating earnings in the first quarter of 2012 of $313.2 million compared with $330.9 million during the first quarter of 2011.

Net earnings attributed to common shareholders in the first quarter of 2012 was $105.7 million or $0.09 per share compared with net earnings attributed to common shareholders of $250.1 million or $0.22 per share in the first quarter of 2011. The lower net earnings attributed to common shareholders for the first quarter of 2012 was primarily a result of the increase in income tax expense as described below. In addition, other income was $12.0 million during the first quarter of 2012 compared with $88.4 million in the same period in 2011. Included in other income in the first quarter of 2012 were net non-hedge derivative gains of $10.1 million due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $7.0 million. Included in other income in the first quarter of 2011 was a gain on the sale of the Company’s interest in Harry Winston Diamond Corporation (“Harry Winston”) of $30.9 million, net non-hedge derivative gains of $41.0 million due primarily to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $14.8 million.  Income tax expense during the first quarter of 2012 was $218.3 million compared with $113.9 million in the first quarter of 2011. The increase in the income tax expense in the first quarter of 2012 was mainly due to a remeasurement of the deferred tax liability as a result of an increase in the Ghanaian corporate income tax rate from 25% to 35%. Excluding the impact of the increase in the Ghanaian corporate income tax rate from 25% to 35%, the Company’s effective tax rate for the first quarter of 2012 was 34.3% compared with 28.1% for the same period in 2011, with the change mainly due to income mix and a lower 2011 effective tax rate as a result of the tax free sale of our investment in Harry Winston.

Adjusted net earnings attributed to common shareholders was $203.1 million, or $0.18 per share, in the first quarter of 2012 compared with adjusted net earnings of $175.3 million, or $0.15 per share, for the same period in 2011.

Net operating cash flows in the first quarter of 2012 were $381.7 million compared with $335.1 million in the first quarter of 2011 due to a larger increase in margins and payables, offset to some extent by a smaller increase in receivables and other assets during the first quarter of 2012.

The adjusted operating cash flow during the first quarter of 2012 decreased to $339.7 million from $396.7 million for the same period in 2011.

Consolidated production cost of sales per equivalent ounce sold was 40% higher in the first quarter of 2012 compared with the first quarter of 2011, largely due to lower gold equivalent ounces sold combined with increases in labour and other production costs across the Company’s operations.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2011 Annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2011 Annual MD&A.

Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the first quarter of 2012, the average price of gold was $1,691 per ounce, with gold trading between a range of $1,598 and $1,781 per ounce based on the London PM Fix gold price. This compares to an average of $1,386 per ounce during the first quarter of 2011, with a low of $1,319 and a high of $1,447 per ounce. During the first quarter of 2012, Kinross realized an average price of $1,644 per ounce compared with $1,327 for the corresponding period in 2011. The Company’s gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition reduced the average price realized by $49 per ounce during the first quarter of 2012.  The Company had entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into impacted metal sales (and the average realized gold price) during the first quarter of 2012 and will continue to do so during the second quarter of 2012. For the period from April 1, 2012 to June 30, 2012, these mark-to-market hedge losses will impact metal sales by a total amount of $20.2 million.

Cost Pressures

The Company’s profitability has been impacted by industry wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. During the first quarter of 2012, the US dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian Cedi and Mauritanian ouguiya compared with the same period in 2011. As at March 31, 2012, the US dollar was weaker compared with the spot exchange rates at December 31, 2011 relative to the Russian rouble, Canadian dollar, Brazilian real and Chilean peso, and stronger relative to the Ghanaian Cedi and Mauritanian ouguiya.

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Unless otherwise stated ‘‘attributable’’ production includes only Kinross’ share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

Operational Outlook

As previously disclosed, the Company expects to produce approximately 2.6 – 2.8 million gold equivalent ounces in 2012. Production cost of sales per gold equivalent ounce is expected to be in the range of $670 – $715 for 2012.

On a by-product accounting basis, Kinross expects to produce 2.5 to 2.6 million ounces of gold and 7.5 to 8.0 million ounces of silver at an average production cost of sales per gold ounce of approximately $620 to $665.

Capital expenditures for 2012 are forecast to be approximately $2.2 billion.

The 2012 forecast for exploration and business development expenses is approximately $255 million.

Other operating costs for 2012 are forecast to be $70 million.

General and administrative expense is forecast to be approximately $180 million.

The Company’s adjusted effective tax rate in 2012 is forecast to be in the range of 31% to 37% and depreciation, depletion and amortization is forecast to be approximately $200 per gold equivalent ounce.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

The Company continues to advance work on its major growth projects within the framework of the capital and project optimization process described in Kinross’ 2011 Annual MD&A.

Tasiast

The mine fleet at Tasiast has expanded to 41 haul trucks, and mining activity has accelerated. Mine production is forecast to increase to approximately 90 million tonnes in 2012, compared with 50 million tonnes in 2011. Stripping of the West Branch ore body is proceeding as planned in preparation for the next phase of the expansion project.

Work continues on building basic infrastructure for the next expansion phase. Expansion of the existing camp (3,000 beds) is now complete. Phase 1 of the permanent camp (702 beds) is nearing completion, and Phase 2 (2,800 beds) is underway. Construction of the new airstrip and upgrade to the main access road is proceeding on schedule, as is engineering work on the warehouse, truck shop, clinic and training facilities. Construction of the interim water pipeline is forecast for completion by mid-2012. Work also continues on the new tailings starter cell and West Branch dump leach pads. Discussions continue with the government and other industrial power users regarding the possible development of a natural gas power plant with the potential to provide power support to an expanded operation.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

The Company continues to explore processing options for an expanded operation, and remains on schedule to make a preliminary selection of an optimum processing approach to be disclosed in August 2012 with the second quarter 2012 results.

The Phase 2 project EIA was submitted in early April 2012. The Phase 2 EIA includes all proposed mining and processing activities that will occur within the mine site boundary. The EIA covers a range of potential project components and processing options that are being considered in the optimization process. The Company expects approval of the Phase 2 EIA in the second half of 2012, supporting the project development timeline. Phase 3 permitting for the project includes a sea water supply system. Development of the Phase 3 EIA is progressing and is expected to support the development timeline.

Exploration drilling transitioned fully to step-out and district drilling in the first quarter of 2012. Eight core and nine reverse circulation (“RC”) rigs were in operation throughout the first quarter of 2012, drilling a total of 777 holes for 93,105 metres. Near the mine, approximately 30,000 metres were drilled, focusing on targets south of West Branch in the footwall of the Piment lodes, and testing for extensions of ore shoots below the Prolongation pit. Outside of the eight-kilometre mine corridor, 40 core holes and 645 reverse circulation holes were completed at various district targets for a total of approximately 60,000 metres. The majority of this work was directed at the C67 and C69 targets. Assay sample processing continues to be a bottleneck due to the rate of drilling and has resulted in a sample backlog, which is being dealt with on a priority basis.

Dvoinoye

The Dvoinoye feasibility study was completed during the first quarter of 2012 as planned, and the Board has approved full construction funding. The study confirms the financial viability of the mine, which is expected to produce at a targeted rate of approximately 1,000 tonnes of ore per day. The ore will be shipped by truck to the Kupol mill facility, which will be upgraded to process approximately 4,500 tonnes per day, or 500 tonnes per day more than previously envisaged in the scoping study. Total life of mine gold production is expected to be approximately 1.1 million ounces, and total life of mine silver production is expected to be approximately 1.14 million ounces. The Dvoinoye reserve will be mined entirely using underground mechanised mining equipment, similar to that in operation at Kupol, with approximately 2.1 million tonnes of ore expected to be mined over the mine life.

Annual gold equivalent production from Dvoinoye ore is expected to average 215,000–250,000 ounces for the first three full years of production, during which time total annual production from the Kupol mine is expected to average 435,000–470,000 gold equivalent ounces, providing the region with average aggregate expected production of approximately 650,000–700,000 gold equivalent ounces per year from 2014 to 2016. The average Dvoinoye gold grade is expected to be approximately 17 g/t and the silver grade is expected to be approximately 21 g/t, with average gold and silver recoveries of 94% and 80%, respectively, over the life of mine. The project is expected to have a mine life of seven years, and remains on schedule to deliver first ore to the upgraded Kupol mill in the second half of 2013.

Capital expenditures for the project are estimated to be approximately $370 million, including approximately $175 million for infrastructure construction and upgrades to the Kupol mill. Capital expenditures and commitments as of the end of the first quarter of 2012 are $206 million, or 56% of total forecast expenditures.

The Dvoinoye feasibility study envisions mining costs of approximately $80 per tonne, processing costs of approximately $50 per tonne, and trucking costs of approximately $35 per tonne. Total life of mine production cost of sales per gold equivalent ounce is expected to be approximately $575 – $600, based on an oil price of $90 per barrel, gold royalties of 6%, silver royalties of 6.5%, and a corporate income tax rate of 20%. Going forward, Dvoinoye and Kupol results will be reported as a combined operation.

As of the end of the first quarter of 2012, surface infrastructure construction was approximately 16% complete, and underground development was approximately 23% complete. Underground development was ahead of plan in the first quarter of 2012, with approximately 1,000 metres completed. Total underground development is now approximately 2,730 metres since development began in 2011. Surface construction activities have commenced as the winter season comes to an end and will peak this summer season. The permanent camp, key equipment and supplies for the 2012 construction program have all been delivered to site. Earthworks and roads for site facilities, including the permanent camp, are largely complete. Expansion of the temporary camp is near completion and will satisfy accommodation requirements during the construction period. Construction of the all-season road between Dvoinoye and Kupol has progressed well, with thirty two kilometres of the total eighty four kilometres now completed. All necessary permits for the current scope of underground development and construction activities are in place.

Fruta del Norte

Negotiations with the Ecuadorean government on an enhanced economic package at Fruta del Norte (“FDN”) are continuing, with the objective of reaching balanced agreements on exploitation and investment protection for the project.

Lobo-Marte

Drilling commenced at Lobo-Marte in January 2012 with 4 holes for 1,780 metres completed by the end of the first quarter of 2012. Drilling was focused primarily on the Valy prospect, following up on positive drill results returned from the second quarter 2011 drill programs.

Paracatu ball mill

Construction of the Paracatu fourth ball mill continues to advance on schedule and the project remains on target to be operational in the third quarter of 2012.

Maricunga SART plant

Pre-commissioning of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant has commenced, and the project remains on target for completion in the first half of 2012.

The Company continues to review opportunities to optimize its assets in the Maricunga district, including potential development of the Pompeya gold and silver discovery at La Coipa. At Pompeya, 51 holes were drilled during the first quarter of 2012 for a total of 18,500 metres. All work was completed on the Compañia Minera La Coipa Joint Venture property (75% Kinross-owned), where drilling continued to delineate the zone of oxide mineralization at Pompeya.

Exploration update

Total exploration expenditures for the first quarter of 2012 were $49.3 million, including $43.6 million for expensed exploration and $5.7 million for capitalized exploration, including capitalized evaluation expenditures. Exploration expenditures for the same period in 2011 totaled $42.4 million.

Kinross was active on more than 25 mine site, near-mine and greenfields initiatives in the first quarter of 2012, with drilling across all projects totaling 162,560 metres. Highlights of the first quarter exploration program include:

•
La Coipa: 51 holes were drilled at La Coipa for a total of 18,500 metres during the first quarter of 2012. All work was completed on the Compañia Minera La Coipa Joint Venture property (75% Kinross-owned) where drilling continued to delineate the zone of oxide mineralization at Pompeya. An environmental impact declaration (“DIA”) was approved during the first quarter of 2012, and by the end of March 2012, four diamond and four RC drills were in operation at Pompeya. The DIA enables the program to transition to infill drilling for definition of a mineral resource. Geotechnical logging and down-hole surveying has been initiated along with test work to understand the metallurgical characteristics of mineralization at Pompeya.

•
Chirano: Four drill rigs were active at the end of the first quarter of 2012, completing 26 holes for 11,000 metres. Drilling activities focused on ore body definition at Akwaaba and Mamnao, and on testing possible extensions of mineralization beneath the Obra, Sariehu and Suraw pits.

•
Fruta del Norte/Condor Project:  Surface sampling and prospecting continued in the Condor district during the first quarter of 2012.  An aeromagnetic survey was completed and results are being integrated with geologic and geochemical datasets to assist district-wide targeting. Work on the Emperador license sixteen kilometres south of FDN extended the surface geochemical trend at the Emperador target where the anomaly now measures two kilometres long. A second geochemical anomaly was identified nearby known as the Robles target. Planning is underway with the objective of drill-testing a number of surface geochemical targets later in the year.

•
Kupol and Dvoinoye: Drilling during the first quarter of 2012 totaled 4,700 metres at Kupol. Most of the drilling was completed on the 650 and Northern Extension zone targets on the main Kupol vein structure. A track-mounted rotary-air-blast (“RAB”) rig was deployed north of the mine along the Kupol vein structure and parallel TB2 trend following successful trialing of the drill in the fourth quarter of 2011. 385 holes were drilled for over 9,000 metres. The goal of RAB drilling is to accelerate effective geochemical coverage of known structural trends that potentially host epithermal veins. This type of drilling will enhance rapid detection of alteration footprints developed around potential high grade ore shoots.  Step-out core drilling at Dvoinoye tested targets at Zone 37 in areas where mineralization appeared to be open along the main structure. A number of parallel and nearby vein targets were also drilled during the first quarter of 2012. A total of 26 holes for 8,400 metres were completed at Dvoinoye and on nearby areas located on the Vodorazdalnaya license.

•
Fort Knox, Kettle River-Buckhorn and Round Mountain: Drilling activities recommenced with two rigs underway on the Gil target twelve kilometres north of the Fort Knox mine. Step-out and infill drilling have been programmed to grow and further define mineralization at Gil. An RC drill commenced drilling around the pit in March 2012 with the aim of upgrading inferred resource blocks within the Phase 8 pit shell to indicated classification. A second drill was added at Buckhorn to accelerate infill drilling at the Gold Bowl operations. Round Mountain exploration continued during the first quarter of 2012, with three rigs completing 25 holes for 8,800 metres on the West Extension target.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and gold price)	Three months ended March 31,
	2012	2011	Change	% Change
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	611,838	700,479	(88,641)	(13%)
Sold (b)	629,505	718,577	(89,072)	(12%)

Attributable gold equivalent ounces (a)
Produced (b)	604,247	642,857	(38,610)	(6%)
Sold (b)	621,680	660,788	(39,108)	(6%)

Gold ounces - sold	578,286	634,791	(56,505)	(9%)
Silver ounces - sold (000's)	2,654	3,646	(992)	(27%)
Average realized gold price ($/ounce)	$1,644	$1,327	$317	24%

Financial Data
Metal sales	$1,036.6	$937.0	$99.6	11%
Production cost of sales	$466.4	$381.6	$84.8	22%
Depreciation, depletion and amortization	$146.7	$153.1	$(6.4)	(4%)
Operating earnings	$313.2	$330.9	$(17.7)	(5%)
Net earnings attributed to common shareholders	$105.7	$250.1	$(144.4)	(58%)

(a)			Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratios for the first quarter were: 2012 - 51.82:1, 2011 - 43.51:1.

Operating Earnings (Loss) by Segment
	Three months ended March 31,
(in millions)	2012	2011	Change	% Change

Operating segments
Fort Knox	$40.7	$33.8	$6.9	20%
Round Mountain	27.9	18.5	9.4	51%
Kettle River-Buckhorn	24.7	26.9	(2.2)	(8%)
Kupol(a)	96.2	119.9	(23.7)	(20%)
Paracatu	66.0	61.0	5.0	8%
Crixás	10.3	5.8	4.5	78%
La Coipa	22.4	30.3	(7.9)	(26%)
Maricunga	64.9	50.8	14.1	28%
Tasiast	(6.1)	26.2	(32.3)	(123%)
Chirano	34.1	22.1	12.0	54%
Non-operating segments
Fruta del Norte	(0.8)	(1.6)	0.8	50%
Corporate and Other(a),(b)	(67.1)	(62.8)	(4.3)	(7%)
Total	$313.2	$330.9	$(17.7)	(5%)

(a)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol Segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

Mining operations

Fort Knox (100% ownership and operator) - USA

	Three months ended March 31,
	2012	2011	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	5,019	2,469	2,550	103%
Tonnes processed (000's) (a)	4,156	3,466	690	20%
Grade (grams/tonne)(b)	0.46	0.66	(0.20)	(30%)
Recovery(b)	83.8%	76.5%	7.3%	10%
Gold equivalent ounces:
Produced	61,716	65,047	(3,331)	(5%)
Sold	60,365	64,666	(4,301)	(7%)

Financial Data (in millions)
Metal sales	$102.7	$89.7	$13.0	14%
Production cost of sales	52.0	40.6	11.4	28%
Depreciation, depletion and amortization	9.1	15.0	(5.9)	(39%)
	41.6	34.1	7.5	22%
Exploration and business development	0.9	0.3	0.6	nm
Segment operating earnings	$40.7	$33.8	$6.9	20%

(a)	Includes 915,000 tonnes placed on the heap leach pad during the first quarter of 2012 compared with 364,000 tonnes for the first quarter of 2011.
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.36 grams per tonne for the first quarter of 2012, compared with 0.41 grams per tonne for the first quarter of 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined increased by 103% in the first quarter of 2012 compared with the first quarter of 2011 due to mine sequencing. Tonnes of ore processed were 20% higher in the first quarter of 2012 compared with the first quarter of 2011 due primarily to an increase in tonnage placed on the leach pad. The decline in gold grades by 30% during the first quarter of 2012 compared with the same period in 2011 was due to the increased processing of lower grade stockpile ore as development activities at Phase 7 continue. Recoveries were higher in the first quarter of 2012 compared with the first quarter of 2011 due to several initiatives taken, including water management, reagent management and carbon strip scheduling.

Gold equivalent ounces produced were lower by 5% in the first quarter of 2012 compared with the first quarter of 2011 due primarily to the lower gold grades, offset to some extent by an increase in tonnes processed and recoveries.

Metal sales increased by 14% in the first quarter of 2012 compared with the first quarter of 2011 due to increased metal prices realized, offset to some extent by a 7% decline in gold equivalent ounces sold.  Production cost of sales increased by 28% in the first quarter of 2012 compared with the same period in 2011, largely due to higher processing and mining costs.  Depreciation, depletion and amortization were 39% lower relative to the first quarter of 2011 due primarily to the lower gold equivalent ounces sold and an increase in reserves.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Three months ended March 31,
	2012	2011	Change	% Change (c)
Operating Statistics(b)
Tonnes ore mined (000's)(a)	6,240	6,236	4	0%
Tonnes processed (000's)(a)	6,314	7,130	(816)	(11%)
Grade (grams/tonne)(b)	0.91	0.91	-	0%
Recovery(b)	78.0%	71.0%	7.0%	10%
Gold equivalent ounces:
Produced	44,758	42,121	2,637	6%
Sold	43,551	41,555	1,996	5%

Financial Data (in millions)
Metal sales	$74.0	$58.1	$15.9	27%
Production cost of sales	37.3	32.9	4.4	13%
Depreciation, depletion and amortization	7.8	6.6	1.2	18%
	28.9	18.6	10.3	55%
Exploration and business development	1.0	0.1	0.9	nm
Segment operating earnings	$27.9	$18.5	$9.4	51%

(a)	Tonnes of ore mined/processed represent 100%. Includes 5,504,000 tonnes placed on the heap leach pad during the first quarter of 2012 compared with 6,342,000 tonnes for the first quarter of 2011.
(b)
The presentation has been amended to reflect mill grade and recovery only, with heap leach grade disclosed separately below, rather than a blended rate for mill and heap leach grades. Ore placed on the heap leach pad had an average grade of 0.43 grams per tonne for the first quarter of 2012, compared with 0.43 grams per tonne for the first quarter of 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

First quarter 2012 vs. First quarter 2011

Tonnes of ore processed were 11% lower in the first quarter of 2012 compared with the first quarter of 2011 due primarily to a decrease in tonnage placed on the heap leach. Gold equivalent ounces produced were higher by 6% in the first quarter of 2012 compared with the first quarter of 2011 due primarily to improved metallurgical release, offset to some extent by a decrease in tonnes processed.

Metal sales increased by 27% in the first quarter of 2012 compared with the first quarter of 2011 due primarily to higher gold prices realized, which contributed approximately $13.1 million of the total $15.9 million increase, with the remaining increase resulting from the 5% increase in gold equivalent ounces sold.  Production cost of sales increased by 13% in the first quarter of 2012 compared with the same period in 2011, largely due to higher royalty, cyanide and diesel costs.  Depreciation, depletion and amortization were 18% higher than in the first quarter of 2011 due primarily to the increase in gold equivalent ounces sold.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended March 31,
	2012	2011	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	111	108	3	3%
Tonnes processed (000's)	112	106	6	6%
Grade (grams/tonne)	12.81	15.29	(2.48)	(16%)
Recovery	89.5%	88.0%	1.5%	2%
Gold equivalent ounces:
Produced	42,618	45,852	(3,234)	(7%)
Sold	39,321	47,629	(8,308)	(17%)

Financial Data (in millions)
Metal sales	$67.0	$66.4	$0.6	1%
Production cost of sales	18.9	17.9	1.0	6%
Depreciation, depletion and amortization	18.9	21.8	(2.9)	(13%)
	29.2	26.7	2.5	9%
Exploration and business development	4.5	0.8	3.7	nm
Other	-	(1.0)	1.0	100%
Segment operating earnings	$24.7	$26.9	$(2.2)	(8%)

(a) "nm" means not meaningful.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined and processed in the first quarter of 2012 increased by 3% and 6%, respectively, compared with the first quarter of 2011, and grades declined by 16% over the same period, as a result of planned mine sequencing.  Gold equivalent ounces produced in the first quarter of 2012 were 7% lower compared with 2011 due to lower gold grades, offset slightly by the higher tonnes processed and higher recovery.  Gold equivalent ounces sold in the first quarter of 2012 declined by 17% compared with the same period in 2011 primarily due to a decline in gold equivalent ounces produced and the timing of sales.

Metal sales were 1% higher in the first quarter of 2012 compared with the first quarter of 2011 mainly due to an increase in metal prices realized which offset a 17% decline in gold equivalent ounces sold.  Production cost of sales increased by 6% in the first quarter of 2012 compared with the first quarter of 2011 primarily due to an increase in the tonnes of lower grade ore processed and operating waste mined.  Depreciation, depletion and amortization were 13% lower in the current quarter than in the first quarter of 2011 primarily due to a decline in the gold equivalent ounces sold.

Kupol (100% ownership and operator) – Russian Federation(a)

	Three months ended March 31,
	2012	2011 (d)	Change	% Change (e)
Operating Statistics
Tonnes ore mined (000's) (b)	301	381	(80)	(21%)
Tonnes processed (000's) (b)	309	305	4	1%
Grade (grams/tonne):
Gold	11.76	16.56	(4.80)	(29%)
Silver	171.80	237.90	(66.10)	(28%)
Recovery:
Gold	93.4%	94.5%	(1.1%)	(1%)
Silver	84.8%	84.0%	0.8%	1%
Gold equivalent ounces: (b),(c)
Produced	126,970	205,675	(78,705)	(38%)
Sold	126,735	203,338	(76,603)	(38%)
Silver ounces: (b)
Produced (000's)	1,332	2,034	(702)	(35%)
Sold (000's)	1,395	1,894	(499)	(26%)

Financial Data (in millions)
Metal sales	$185.6	$225.6	$(40.0)	(18%)
Production cost of sales	61.2	65.5	(4.3)	(7%)
Depreciation, depletion and amortization	23.6	39.5	(15.9)	(40%)
	100.8	120.6	(19.8)	(16%)
Exploration and business development	4.5	0.1	4.4	nm
Other	0.1	0.6	(0.5)	(83%)
Segment operating earnings	$96.2	$119.9	$(23.7)	(20%)

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.
(b)	Tonnes of ore mined/processed, ounces produced and sold represent 100%.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratios for the first quarter were: 2012 - 51.82:1, 2011 - 43.51:1.

(d)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol Segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(e) "nm" means not meaningful.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined were 21% lower in the first quarter of 2012 compared with the first quarter of 2011, largely due to the scheduled decline in grade at Kupol.  Gold and silver grades in the first quarter of 2012 were lower than in the first quarter of 2011 consistent with plan.  Gold equivalent ounces produced declined by 38% compared with the first quarter of 2011 largely due to the lower grades and a less favourable gold equivalent ratio.

Metal sales during the first quarter of 2012 declined by 18% compared with the same period in 2011 as a result of lower gold equivalent ounces sold, offset to some extent by higher metal prices realized.  Production cost of sales decreased by 7% in the first quarter of 2012 compared with the first quarter of 2011 largely due to the lower production levels, offset to some extent by higher unit costs due to lower grades. Depreciation, depletion, and amortization declined by 40% due to a decline in the gold equivalent ounces sold and an increase in reserves.

Paracatu (100% ownership and operator) – Brazil

	Three months ended March 31,
	2012	2011	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	13,329	9,766	3,563	36%
Tonnes processed (000's)	12,910	9,738	3,172	33%
Grade (grams/tonne)	0.35	0.41	(0.06)	(15%)
Recovery	71.5%	77.5%	(6.0%)	(8%)
Gold equivalent ounces:
Produced	104,618	100,427	4,191	4%
Sold	110,527	107,957	2,570	2%

Financial Data (in millions)
Metal sales	$187.3	$150.2	$37.1	25%
Production cost of sales	105.4	74.5	30.9	41%
Depreciation, depletion and amortization	14.6	14.4	0.2	1%
	67.3	61.3	6.0	10%
Exploration and business development	0.3	-	0.3	100%
Other	1.0	0.3	0.7	nm
Segment operating earnings	$66.0	$61.0	$5.0	8%

(a) "nm" means not meaningful.

Tonnes of ore mined and processed in the first quarter of 2012 increased by 36% and 33%, respectively, compared with the first quarter of 2011, due to the increased processing capacity provided by the third ball mill, which was commissioned in the second quarter of 2011, and more favourable weather conditions. Gold grades were 15% lower in the first quarter of 2012 compared with the same period in 2011 due to planned mine sequencing. Recoveries were 8% lower in the first quarter of 2012 relative to the first quarter of 2011 and reflect the decline in grade. Gold equivalent ounces produced were 4% higher in the first quarter of 2012 compared with the same period in 2011 due to the higher processing levels, offset by the decline in grades and recoveries. Gold equivalent ounces sold during the first quarter of 2012 were higher than gold equivalent ounces produced due to timing of shipments as ounces that were produced at the end of 2011 were sold during the first quarter of 2012.

Metal sales were 25% higher in the first quarter of 2012 compared with the first quarter of 2011 largely due to an increase in metal prices realized.  Production cost of sales increased by 41% in the first quarter of 2012 relative to the same period in 2011 due primarily to increases in processing levels and higher labour, fuel and reagent costs.

Crixás (50% ownership; AngloGold Ashanti 50% ownership and operator) – Brazil

	Three months ended March 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (a)	286	256	30	12%
Tonnes processed (000's) (a)	282	256	26	10%
Grade (grams/tonne)	3.82	3.85	(0.03)	(1%)
Recovery	91.1%	92.5%	(1.4%)	(2%)
Gold equivalent ounces:
Produced	15,889	14,813	1,076	7%
Sold	17,153	13,619	3,534	26%

Financial Data (in millions)
Metal sales	$28.5	$18.9	$9.6	51%
Production cost of sales	13.8	10.1	3.7	37%
Depreciation, depletion and amortization	4.0	2.4	1.6	67%
	10.7	6.4	4.3	67%
Exploration and business development	0.4	0.3	0.1	33%
Other	-	0.3	(0.3)	(100%)
Segment operating earnings	$10.3	$5.8	$4.5	78%

(a)	Tonnes of ore mined/processed represents 100% of mine production.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined and processed in the first quarter of 2012 were 12% and 10% higher, respectively, compared with the first quarter of 2011, and grades declined by 1% over the same period, as a result of planned mine sequencing.  Gold equivalent ounces produced in the first quarter of 2012 were 7% higher relative to the first quarter of 2011 due largely to the higher tonnes processed.  Gold equivalent ounces sold exceeded production due to timing of shipments as ounces that were produced at the end of 2011 were sold during the first quarter of 2012.

Metal sales were 51% higher in the first quarter of 2012 compared with the first quarter of 2011 due to an increase in both metal prices realized and gold equivalent ounces sold.  Production cost of sales increased by 37% in the first quarter of 2012 compared with the same period in 2011 due primarily to increases in the ounces sold. Depreciation, depletion and amortization increased by 67% compared with the first quarter of 2011 due primarily to the increase in gold equivalent ounces sold, and an increase in the depreciable asset base.

La Coipa (100% ownership and operator) – Chile

	Three months ended March 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	210	592	(382)	(65%)
Tonnes processed (000's)	1,467	1,076	391	36%
Grade (grams/tonne):
Gold	0.56	0.83	(0.27)	(33%)
Silver	38.78	75.64	(36.86)	(49%)
Recovery:
Gold	77.6%	74.6%	3.0%	4%
Silver	50.6%	52.8%	(2.2%)	(4%)
Gold equivalent ounces: (a)
Produced	37,740	54,446	(16,706)	(31%)
Sold	43,712	62,931	(19,219)	(31%)
Silver ounces:
Produced (000's)	920	1,418	(498)	(35%)
Sold (000's)	1,100	1,605	(505)	(31%)

Financial Data (in millions)
Metal sales	$74.3	$80.0	$(5.7)	(7%)
Production cost of sales	44.5	37.5	7.0	19%
Depreciation, depletion and amortization	4.5	10.5	(6.0)	(57%)
	25.3	32.0	(6.7)	(21%)
Exploration and business development	2.9	1.7	1.2	71%
Segment operating earnings	$22.4	$30.3	$(7.9)	(26%)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratios for the first quarter were: 2012 - 51.82:1, 2011 - 43.51:1.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined were lower by 65% in the first quarter of 2012 compared with the first quarter of 2011 due to revised pit sourcing and planned reliance on stockpiled ore.  Tonnes of ore processed increased by 36% compared with the first quarter of 2011 to address the increased reliance on the processing of lower grade stockpiled ore. Gold equivalent ounces produced were lower by 31% in the first quarter of 2012 compared with the first quarter of 2011 due primarily to the lower grades, and a less favourable gold equivalent ratio, offset by an increase in tonnes processed. Gold equivalent ounces sold exceeded production due to timing of shipments as ounces that were produced at the end of 2011 were sold during the first quarter of 2012.

Metal sales declined by 7% in the first quarter of 2012 compared with the first quarter of 2011 due to the decrease in gold equivalent ounces sold, offset to some extent by an increase in metal prices realized.  Production cost of sales were 19% higher in the first quarter of 2012 compared with the first quarter of 2011, largely due to higher unit costs related to the processing of a higher volume of lower grade stockpile ore and higher contractor, power and diesel fuel costs.  Depreciation, depletion and amortization were 57% lower than in the first quarter of 2011 due primarily to lower gold equivalent ounces sold as well as an increase in the proportion of processing from ore that was stockpiled at a lower rate of depreciation, offset partly by a decline in reserves.

Maricunga (100% ownership and operator) – Chile

	Three months ended March 31,
	2012	2011	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000's)	3,574	4,104	(530)	(13%)
Tonnes processed (000's)	4,014	3,991	23	1%
Grade (grams/tonne)	0.66	0.85	(0.19)	(22%)
Gold equivalent ounces:
Produced	63,989	58,740	5,249	9%
Sold	69,063	55,843	13,220	24%

Financial Data (in millions)
Metal sales	$115.3	$79.7	$35.6	45%
Production cost of sales	43.7	26.9	16.8	62%
Depreciation, depletion and amortization	6.3	1.8	4.5	250%
	65.3	51.0	14.3	28%
Exploration and business development	0.2	0.1	0.1	100%
Other	0.2	0.1	0.1	100%
Segment operating earnings	$64.9	$50.8	$14.1	28%

(a)			Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined were 13% lower in the first quarter of 2012 compared with the corresponding period in 2011 due to geotechnical issues experienced at the Pancho pit.  Gold equivalent ounces produced increased by 9% compared with the first quarter of 2011, primarily due to improved metallurgical release. Gold equivalent ounces sold exceeded production due to timing of shipments as ounces that were produced at the end of 2011 were sold during the first quarter of 2012.

Metal sales increased by 45% from $79.7 million in the first quarter of 2011 to $115.3 million in the first quarter of 2012.  The increase in gold equivalent ounces sold accounted for approximately 53% of the increase, with the remainder due to higher gold prices realized.  Production cost of sales increased by 62% in the first quarter of 2012 compared with the same period in 2011, largely due to higher costs related to the processing of a higher volume of lower grade ore and higher fuel, lime and cyanide costs.  Depreciation, depletion and amortization increased to $6.3 million in the first quarter of 2012 from $1.8 million in the first quarter of 2011 due primarily to the higher gold equivalent ounces sold, and also due to depreciation in the first quarter of 2011 being lower as a result of an adjustment made at that time.

Tasiast (100% ownership and operator) – Mauritania

	Three months ended March 31,
	2012	2011	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	1,783	2,296	(513)	(22%)
Tonnes processed (000's) (a)	1,597	2,204	(607)	(28%)
Grade (grams/tonne) (b)	1.71	2.10	(0.39)	(19%)
Recovery (b)	88.5%	88.0%	0.5%	1%
Gold equivalent ounces:
Produced	37,634	51,321	(13,687)	(27%)
Sold	40,827	51,493	(10,666)	(21%)

Financial Data (in millions)
Metal sales	$69.4	$71.6	$(2.2)	(3%)
Production cost of sales	35.9	26.6	9.3	35%
Depreciation, depletion and amortization	13.8	15.8	(2.0)	(13%)
	19.7	29.2	(9.5)	(33%)
Exploration and business development	21.9	2.7	19.2	711%
Other	3.9	0.3	3.6	nm
Segment operating income (loss)	$(6.1)	$26.2	$(32.3)	(123%)

(a)	Includes 1,002,000 tonnes placed on the heap leach pad during the first quarter of 2012 compared with 1,517,000 tonnes for the first quarter of 2011.
(b)
Amount represents mill grade and recovery only. Ore placed on the leach pad had an average grade of 0.60 grams per tonne for the first quarter of 2012, compared with 0.66 grams per tonne during for the first quarter of 2011. Due to the nature of leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined decreased by 22% in the first quarter of 2012 compared with the first quarter of 2011 due to mine sequencing. Tonnes of ore processed during the first quarter of 2012 declined by 28% compared with the first quarter of 2011 due to fewer tonnes of ore mined, and as a result, tonnage placed on the leach pad decreased. Gold grades declined by 19% during the first quarter of 2012 compared with the same period in 2011 as a result of planned mine sequencing. Gold equivalent ounces produced were lower by 27% in the first quarter of 2012 compared with the first quarter of 2011 due primarily to the lower tonnes processed and the decrease in grade. Gold equivalent ounces sold exceeded production due to timing of shipments as ounces that were produced at the end of 2011 were sold during the first quarter of 2012.

Metal sales declined by 3% in the first quarter of 2012 compared with the first quarter of 2011 due to the decrease in gold equivalent ounces sold, offset largely by an increase in metal prices realized.  Production cost of sales increased by 35% in the first quarter of 2012 compared with the same period in 2011 due to higher input costs primarily relating to labour and energy.  Depreciation, depletion and amortization were 13% lower than in the first quarter of 2011 due primarily to the lower gold equivalent ounces sold.

Chirano (90% ownership and operator) – Ghana

	Three months ended March 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (a)	1,149	828	321	39%
Tonnes processed (000's) (a)	854	848	6	1%
Grade (grams/tonne)	2.97	2.42	0.55	23%
Recovery	92.7%	91.4%	1.3%	1%
Gold equivalent ounces: (a)
Produced	75,906	62,037	13,869	22%
Sold	78,251	69,546	8,705	13%

Financial Data (in millions)
Metal sales	$132.5	$96.8	$35.7	37%
Production cost of sales	53.7	49.1	4.6	9%
Depreciation, depletion and amortization	41.8	24.1	17.7	73%
	37.0	23.6	13.4	57%
Exploration and business development	2.7	1.4	1.3	93%
Other	0.2	0.1	0.1	100%
Segment operating earnings	$34.1	$22.1	$12.0	54%

(a)	Tonnes of ore mined/processed, production and sales represents 100%.

First quarter 2012 vs. First quarter 2011

Tonnes of ore mined and processed increased by 39% and 1%, respectively, in the first quarter of 2012 compared with the first quarter of 2011 due to mine sequencing. Gold equivalent ounces produced were higher by 22% in the first quarter of 2012 compared with the first quarter of 2011 due primarily to higher grade ore from the Akwaaba deposit. Gold equivalent ounces sold exceeded production due to timing of shipments as ounces that were produced at the end of 2011 were sold during the first quarter of 2012.

Metal sales increased by 37% in the first quarter of 2012 compared with the first quarter of 2011, due to the increase in gold equivalent ounces sold and an increase in realized metal prices.  Production cost of sales increased by 9% in the first quarter of 2012 compared with the same period in 2011, largely due to the increase in gold equivalent ounces sold, offset to some extent by lower costs related to the processing of higher grade ore.  Depreciation, depletion and amortization were 73% higher than in the first quarter of 2011 due primarily to the higher gold equivalent ounces sold, a reduction in reserves and the impact of a shift in mining sequence.

Exploration and business development

	Three months ended March 31,
(in millions)	2012	2011	Change	% Change
Exploration and business development	$59.1	$23.9	$35.2	147%

In the first quarter of 2012, exploration and business development expenses were $59.1 million, compared with $23.9 million for the first quarter of 2011.  Of the total exploration and business development expense, expenditures on exploration totaled $43.6 million for the quarter.  In addition, capitalized exploration expenses, including capitalized evaluation expenditures, totaled $5.7 million for the first quarter of 2012 compared with $26.2 million in the first quarter of 2011. Kinross was active on more than 25 mine sites, near-mine and greenfields initiatives in the first quarter of 2012, with a total of 162,560 metres drilled.

General and administrative

	Three months ended March 31,
(in millions)	2012	2011	Change	% Change
General and administrative	$39.7	$43.3	$(3.6)	(8%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

For the first quarter of 2012, general and administrative costs were $39.7 million, a decrease of 8% relative to the first quarter of 2011, primarily due to lower employee related costs.

Other income – net

	Three months ended March 31,
(in millions)	2012	2011	Change	% Change
Gains on acquisition/disposition of assets and investments - net	$-	$30.8	$(30.8)	(100%)
Foreign exchange gains	7.0	14.8	(7.8)	(53%)
Net non-hedge derivative gains	10.1	41.0	(30.9)	(75%)
Other income (expense)	(5.1)	1.8	(6.9)	(383%)
	$12.0	$88.4	$(76.4)	(86%)

Other income - net decreased by $76.4 million or 86% in the first quarter of 2012 relative to the first quarter of 2011.  The discussion below details the changes in other income - net for the first quarter of 2012 compared with the first quarter of 2011.

Gains on acquisition/disposition of assets and investments – net

The net gains on the acquisition/disposition of assets and investments declined from $30.8 million in the first quarter of 2011 to $NIL in the first quarter of 2012.  Included in the first quarter of 2011 was a gain of $30.9 million on the sale of the Company’s interest in Harry Winston.

Foreign exchange gains

In the first quarter of 2012, foreign exchange gains were $7.0 million compared with $14.8 million for the first three months of 2011. The decrease in foreign exchange gains were the result of the US dollar being weaker at March 31, 2012 relative to the Chilean peso, Brazilian real, Canadian dollar, and the Russian rouble compared with December 31, 2011.

Net non-hedge derivative gains

Net non-hedge derivative gains recognized during the first quarter of 2012 decreased to $10.1 million compared with $41.0 million in the first quarter of 2011. The decrease was largely due to the impact of the fair value adjustments related to the embedded derivatives on the Company’s senior convertible notes and Canadian dollar denominated common share purchase warrants.

Finance expense

	Three months ended March 31,
(in millions)	2012	2011	Change	% Change
Finance expense	$(9.9)	$(16.4)	$6.5	40%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.  Interest expense declined by $5.6 million in the first quarter of 2012 compared with the first quarter of 2011 due primarily to an increase in capitalized interest, offset by new interest charges from the issuance of unsecured $1.0 billion senior notes. Interest capitalized during the first quarter of 2012 was $22.3 million compared with $0.3 million for the corresponding period in 2011, largely due to an increase in capital expenditures relating to the development of Tasiast and Dvoinoye.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

The Company recorded a tax provision of $218.3 million on earnings before taxes of $315.2 million during the first quarter of 2012, compared with a tax provision of $113.9 million on earnings before taxes of $405.0 million in the first quarter of 2011. Kinross' combined federal and provincial statutory tax rate was 26.3% for the first quarter of 2012. Excluding the impact of a remeasurement of the deferred tax liability, amounting to $110.3 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35%, the Company’s effective tax rate was 34.3% for the first quarter of 2012 compared with 28.1% for the corresponding period in 2011.

The change in the Company’s effective tax rate during the first quarter of 2012 of 34.3%, as described above, compared with the effective tax rate of 28.1% during the first quarter of 2011 was mainly due to income mix and a lower 2011 effective tax rate as a result of the tax free sale of our investment in Harry Winston.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended March 31,
(in millions)	2012	2011	Change	% Change

Cash flow:
Provided from operating activities	$381.7	$335.1	$46.6	14%
Used in investing activities	(545.6)	(165.2)	(380.4)	(230%)
Used in financing activities	(117.8)	(80.7)	(37.1)	(46%)
Effect of exchange rate changes on cash	2.6	5.0	(2.4)	(48%)
Increase (decrease) in cash and cash equivalents	(279.1)	94.2	(373.3)	(396%)
Cash and cash equivalents, beginning of period	1,766.0	1,466.6	299.4	20%
Cash and cash equivalents, end of period	$1,486.9	$1,560.8	$(73.9)	(5%)

Cash and cash equivalent balances decreased by $279.1 million during the first quarter of 2012 compared with an increase of $94.2 million during the first quarter of 2011.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities

First quarter 2012 vs. First quarter 2011

Net cash flow provided from operating activities increased by $46.6 million in the first quarter of 2012 compared with the first quarter of 2011.  The increase was largely attributable to a larger increase in gross margin and payables, offset to some extent by a smaller increase in receivables.

        Investing Activities

First quarter 2012 vs. First quarter 2011

Net cash used in investing activities during the first quarter of 2012 was $545.6 million, compared with cash used in investing activities of $165.2 million during the same period in 2011. The primary use of cash during the first quarter of 2012 was for investment in property, plant and equipment of $534.0 million. Investment in property, plant and equipment was $255.9 million in 2011. Additionally, during the first quarter of 2011 net proceeds of $100.6 million were received on the sale of Kinross’ interest in Harry Winston.

The following table provides a breakdown of capital expenditures:

	Three months ended March 31,
	2012	2011	Change	% Change
Operating segments
Fort Knox	$24.8	$22.1	$2.7	12%
Round Mountain	13.6	8.5	5.1	60%
Kettle River - Buckhorn	0.5	3.1	(2.6)	(84%)
Kupol(a)	39.9	9.5	30.4	320%
Paracatu	74.6	36.7	37.9	103%
Crixás	3.8	2.9	0.9	31%
Maricunga	35.6	41.1	(5.5)	(13%)
La Coipa	15.3	8.7	6.6	76%
Tasiast	260.0	84.2	175.8	209%
Chirano	22.5	17.2	5.3	31%
Non-operating segments
Fruta del Norte	23.6	13.3	10.3	77%
Corporate and other(b)	19.8	8.6	11.2	130%

Total	$534.0	$255.9	$278.1	109%

(a) As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.
(b) "Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).
Capital expenditures for the three months ended March 31, 2012 increased by $278.1 million compared with the corresponding period in 2011. The increases in 2012 resulted primarily from the continued development at Tasiast and Dvoinoye. The increase at Paracatu is mainly attributable to the fourth ball mill project and tailings dam construction.

Financing Activities

First quarter 2012 vs. First quarter 2011

Net cash used in financing activities during the first quarter of 2012 was $117.8 million, compared with $80.7 million in the first quarter of 2011. Net proceeds from the issuance of debt increased by $34.4 million during the three months ended March 31, 2012 relative to the same period in 2011, offset by an increase in debt repayments of $46.9 million during the same period. Included in debt repayments was the repayment of the Paracatu term loan of $22.7 million in February 2012. Dividends paid to common shareholders during the three months ended March 31, 2012 was $91.1 million compared with $56.8 million paid in the same period in 2011.

Balance Sheet

	As at
(in millions)	March 31, 2012	December 31, 2011

Cash and cash equivalents and short-term investments	$1,487.0	$1,767.3
Current assets	$2,882.9	$3,117.8
Total assets	$16,705.2	$16,508.8
Current liabilities	$1,232.8	$795.7
Total long-term financial liabilities(a)	$1,898.8	$2,363.3
Total debt, including current portion	$1,617.8	$1,633.1
Total liabilities	$4,125.8	$4,038.1
Common shareholders' equity	$12,507.9	$12,390.4
Non-controlling interest	$71.5	$80.3
Statistics
Working capital	$1,650.1	$2,322.1
Working capital ratio (b)	2.34:1	3.92:1

(a) Includes long-term debt, provisions, unrealized fair value of derivative liabilities, and other long-term liabilities.
(b) Current assets divided by current liabilities.

At March 31, 2012, Kinross had cash and cash equivalents and short-term investments of $1,487.0 million, a decrease of $280.3 million over the December 31, 2011 balance due primarily to cash flows used in the purchase of property, plant, and equipment.  Current assets decreased to $2,882.9 million largely due to the decrease in cash.  Total assets increased by $196.4 million to $16,705.2 million due to additions to property, plant and equipment.  Current liabilities increased to $1,232.8 million largely due to an increase in the current portion of long-term debt reflecting the reclassification of the senior convertible notes.  Total debt decreased by $15.3 million largely due to the repayment of the Paracatu term loan of $22.7 million.

A dividend of $0.08 per common share was paid to shareholders of record on March 23, 2012.

As of May 7, 2012, there were 1,138.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 14.7 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Credit Facilities and Financing

Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million convertible senior notes due March 15, 2028 (the "convertible notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment. The convertible senior notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the convertible senior notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the convertible senior notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, formed part of the amended revolving credit facility, and that credit is now available to the Company as the term loan has been repaid.  On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million.  On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Cote d’Ivoire as permitted jurisdictions as a result of the Red Back acquisition.  All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

As at March 31, 2012, the Company had drawn $45.2 million on the amended revolving credit facility. The entire amount drawn was for letters of credit (December 31, 2011 – $55.5 million, included drawings for the Paracatu term loan, and $32.8 million for letters of credit). The Paracatu term loan was repaid during the first quarter of 2012.

The amended credit agreement contains various covenants including limits on indebtedness, asset sales and liens.  Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter starting with the quarter ending March 31, 2011 (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with these covenants at March 31, 2012.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company’s net debt to EBITDA as defined in the agreement.

The Company’s current ratio of net debt to EBITDA at March 31, 2012, as defined in the agreement, is less than 1.00:1.  At this ratio, interest charges are as follows:

Interest rates
Type of credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada (“EDC”) for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million.  All other terms and conditions under this facility remained the same.  As at March 31, 2012, $135.1 million (December 31, 2011 - $135.1 million) was outstanding under this facility.

Prior to the above noted amendments to the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010.  The purpose of the term loan was to support the expansion program at the Paracatu mine in Brazil.  The term loan was repaid in full in February 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company’s net debt to operating cash flow, as defined under the agreement.

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens.  Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum proven and probable reserves of 6 million gold equivalent ounces after repayment of the term loan.  The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation, a subsidiary of Kinross and formerly known as Bema.

In addition, at March 31, 2012, the Company had approximately $41.7 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

Kupol project financing

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $200.7 million are pledged as security as part of the Kupol project financing.

As at March 31, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to the loan.

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	March 31, 2012	December 31, 2011

Revolving credit facility	$(45.2)	$(55.5)
Utilization of EDC facility	(135.1)	(135.1)
Borrowings	$(180.3)	$(190.6)

Available under revolving credit facility	$1,154.8	$1,144.5
Available under EDC credit facility	0.9	0.9
Available credit	$1,155.7	$1,145.4

Total debt of $1,617.8 million at March 31, 2012 consists of $428.5 million for the debt component of the convertible debentures, $982.1 million for the senior notes, $194.6 million for the Kupol term loan, and $12.6 million in finance leases and other debt.  The current portion of this debt is $469.4 million at March 31, 2012.

Liquidity Outlook

In 2012, the Company expects to repay $33.0 million of debt in cash, of which $25.3 million was repaid during the first quarter of 2012.

The Company’s capital resources include existing cash and cash equivalent balances of $1,486.9 million, available credit of $1,155.7 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A). We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations in 2012.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with more traditional bank loans and capital available through debt capital market transactions will fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital would be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The following table provides a summary of derivative contracts outstanding at March 31, 2012:

	2012	2013	2014	Total

Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	357.7	194.0	88.5	640.2
Average price	1.85	1.93	2.13	1.91
Chilean peso forward buy contracts
(in millions of U.S. dollars)	158.5	111.0	66.0	335.5
Average price	495.15	517.37	553.44	513.97
Russian rouble forward buy contracts
(in millions of U.S. dollars)	86.1	48.0	18.0	152.1
Average price	32.53	32.05	34.84	32.65
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	75.7	24.0	-	99.7
Average price	1.00	1.00	-	1.00

Energy
Oil forward buy contracts (barrels)	214,000	115,000	45,000	374,000
Average price	92.54	91.22	83.04	90.99
Diesel forward buy contracts (gallons)	3,570,000	2,310,000	-	5,880,000
Average price	2.96	2.93	-	2.95
Gasoil forward buy contracts (tonnes)	10,738	-	-	10,738
Average price	933.76	-	-	933.76

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan, maturing in February 2012, for Paracatu. Under the contract, Kinross Brasil Mineração S.A. ("KBM"), a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

The following new forward buy derivative contracts were engaged during the three months ended March 31, 2012:

•	$39 million at an average rate of 508 Chilean pesos maturing in 2013
•	$36 million at an average rate of 1.81 Brazilian reais maturing in 2012
•	$36 million at an average rate of 1.98 Brazilian reais maturing in 2013

Subsequent to March 31, 2012, the following new forward buy derivative contracts were engaged:

•	$288.3 million at an average rate of 2.11 Brazilian reais, with maturities in 2013, 2014, and 2015;
•	16,104 tonnes of gasoil at an average rate of $942.49 per tonne maturing in 2013;
•	2.52 million gallons of diesel at an average rate of $3.00 per gallon, with maturities in 2012 and 2013; and
•	208,000 barrels of oil at an average rate of $98.37 per barrel, with maturities in 2012, 2013 and 2014.

Fair value of derivative instruments

The fair value of derivative instruments are noted in the table below:

	As at
(in millions)	March 31, 2012	December 31, 2011
Asset (liability)
Interest rate swap	$-	$(0.1)
Foreign currency forward contracts	2.0	(75.1)
Energy forward contracts	7.0	1.6
Total return swap	(0.3)	(0.7)
Canadian $ denominated common share purchase warrant liability	(10.4)	(18.6)
Senior convertible notes - conversion option	(0.6)	(2.6)
	$(2.3)	$(95.5)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation (“Barrick”) when a production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The Complaint named as defendants the Company, Tye Burt, President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. The Complaint alleges, among other things, that Kinross inflated its share price by knowingly or recklessly making material misrepresentations concerning the Tasiast mine and deposit and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  Kinross intends to vigorously defend against the Complaint and believes it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “ First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Kinross also intends to vigorously defend against the Second Ontario Action and believes it is without merit. It is expected that only one of the Ontario actions will be entitled to proceed. Before either of the Ontario actions may progress, it is expected that a “carriage motion” will be held to determine which proposed plaintiffs and which law firm will be entitled to pursue the claims on behalf of the proposed class.

7.	SUMMARY OF QUARTERLY INFORMATION

	2012	2011				2010
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Metal sales	$1,036.6	$949.3	$1,069.2	$987.8	$937.0	$920.4	$735.5	$696.6
Net earnings (loss) attributable to common shareholders	$105.7	$(2,783.7)	$212.6	$247.4	$250.1	$(72.9)	$540.9	$110.4
Basic earnings (loss) per share	$0.09	$(2.45)	$0.19	$0.22	$0.22	$(0.06)	$0.71	$0.16
Diluted earnings (loss) per share	$0.09	$(2.45)	$0.19	$0.22	$0.22	$(0.06)	$0.69	$0.16
Net cash flow provided from
operating activities	$381.7	$418.1	$302.4	$361.3	335.1	294.5	249.1	229.9

The Company’s results over the past several quarters have been driven primarily by fluctuations in gold price and changes in the gold equivalent ounces produced. Fluctuations in the silver price have also impacted results.  During the first quarter of 2012, revenue increased to $1,036.6 million compared with revenue of $949.3 million during the fourth quarter of 2011 and $937.0 million in the first quarter of 2011. The average realized gold price per ounce in the first quarter of 2012 was $1,644 compared with $1,601 in the fourth quarter of 2011 and $1,327 in the first quarter of 2011.

Additionally, increases in input costs and fluctuations in the foreign exchange rates have impacted results. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in the gold equivalent ounces sold. In addition, changes in reserves during each of these years impacted depreciation, depletion and amortization for quarters relating to the subsequent year.

In the fourth quarter of 2011, the Company recorded a goodwill impairment charge at its Tasiast and Chirano mines, totaling $2,937.6 million. During the fourth quarter of 2010, the Company recorded an impairment charge of $290.7 million related to property, plant and equipment at Fruta del Norte.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying unaudited interim condensed consolidated financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at March 31, 2012. During the three months ended March 31, 2012, Paracatu and the regional office in Belo Horizonte, Brazil, converted to a new version of their ERP system.  The conversions in the ERP system have not resulted in any significant changes in internal controls during the three months ended March 31, 2012.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion for both conversions.

Limitations of Controls and Procedures

Kinross’ management, including the CEO and the CFO, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2011.  For a description of the Company’s critical estimates, assumptions, and judgments please refer to the Company’s audited consolidated financial statements for the year-ended December 31, 2011.

The accounting policies applied in these unaudited interim condensed consolidated financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2011, with the exception of the following accounting policy adopted on January 1, 2012:

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes.  The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 were effective for the Company, beginning on January 1, 2012.  There was no impact on the Company’s financial statements upon adoption of the amendments of IFRS 7.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are related to the mining industry in general while others are specific to Kinross. For a discussion of these risk factors and details on how Kinross seeks to mitigate these risks wherever possible, please refer to the Company's most recently filed Annual Information Form, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributed to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	Three months ended
(in millions)	March 31,
	2012	2011

Net earnings attributed to common shareholders - as reported	$105.7	$250.1

Adjusting items:
Foreign exchange gains	(7.0)	(14.8)
Non-hedge derivatives gains - net of tax	(10.1)	(41.0)
Gains on acquisition/disposition of assets and investments - net of tax	-	(30.8)
FX loss on translation of tax basis and FX on deferred income taxes within income tax expense	2.9	9.2
Change in deferred tax due to a change in Ghanaian corporate income tax rate	110.3	-
Taxes in respect of prior years	1.3	-
Inventory fair value adjustment - net of tax	-	2.6
	97.4	(74.8)
Net earnings attributed to common shareholders - Adjusted	$203.1	$175.3
Weighted average number of common shares outstanding - Basic	1,138.1	1,134.0
Net earnings per share - Adjusted	$0.18	$0.15

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Three months ended
(in millions)	March 31,
	2012	2011

Net cash flow provided from operating activities - as reported	$381.7	$335.1

Adjusting items:
Close out and early settlement of derivative instruments	(28.4)	-
Working capital changes:
Accounts receivable and other assets	33.2	39.9
Inventories	(1.7)	15.1
Accounts payable and other liabilities, including taxes	(45.1)	6.6
	(42.0)	61.6
Adjusted operating cash flow	$339.7	$396.7

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Three months ended
(in millions)	March 31,
	2012	2011

Production cost of sales	$ 466.4	$ 381.6
Less: portion attributable to Kupol non-controlling interest(1)	-	(16.9)
Less: portion attributable to Chirano non-controlling interest	(5.4)	(4.9)
Attributable production cost of sales	$ 461.0	$ 359.8

Gold equivalent ounces sold	629,505	718,577
Less: portion attributable to Kupol non-controlling interest(1)	-	(50,834)
Less: portion attributable to Chirano non-controlling interest	(7,825)	(6,955)
Attributable gold equivalent ounces sold	621,680	660,788
Production cost of sales per gold equivalent ounce sold	$ 741	$ 531
Attributable production cost of sales per gold equivalent ounce sold	$ 742	$ 545

(1)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended
(in millions)	March 31,
	2012	2011

Production cost of sales	$ 466.4	$ 381.6
Less: portion attributable to Kupol non-controlling interest(1)	-	(16.9)
Less: portion attributable to Chirano non-controlling interest	(5.4)	(4.9)
Less: attributable silver sales	(86.2)	(82.2)
Attributable production cost of sales net of silver by-product revenue	$ 374.8	$ 277.6

Gold ounces sold	578,286	634,791
Less: portion attributable to Kupol non-controlling interest(1)	-	(39,950)
Less: portion attributable to Chirano non-controlling interest	(7,800)	(6,927)
Attributable gold ounces sold	570,486	587,914
Attributable production cost of sales per ounce sold on a by-product basis	$ 657	$ 472

(1)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aim”, ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “timeline”, “envision”, ‘‘estimates’’, ‘‘forecasts”, “goal”, “guidance”, “objective”, “potential”, “prospects”, “seek”, “strategy”, “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion (including, but not limited to, optimization initiatives leading to changes in processing approach) of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectation, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (16) impairment potential and (17) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on production cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this MD&A has been prepared under the supervision of Mr. Mark Sedore, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this MD&A has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31,	December 31,
		2012	2011

Assets
Current assets
Cash and cash equivalents	Note 4	$1,486.9	$1,766.0
Restricted cash	Note 4	63.0	62.1
Short-term investments		0.1	1.3
Accounts receivable and other assets	Note 4	342.7	309.4
Inventories	Note 4	968.4	976.2
Unrealized fair value of derivative assets	Note 5	21.8	2.8
		2,882.9	3,117.8
Non-current assets
Property, plant and equipment	Note 4	9,343.1	8,959.4
Goodwill	Note 4	3,420.3	3,420.3
Long-term investments	Note 4	76.4	79.4
Investments in associates		506.8	502.5
Unrealized fair value of derivative assets	Note 5	10.1	1.1
Deferred charges and other long-term assets	Note 4	445.6	406.4
Deferred tax assets		20.0	21.9
		$16,705.2	$16,508.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$590.6	$575.3
Current tax payable		108.4	82.9
Current portion of long-term debt	Note 7	469.4	32.7
Current portion of provisions	Note 8	37.3	38.1
Current portion of unrealized fair value of derivative liabilities	Note 5	27.1	66.7
		1,232.8	795.7
Non-current liabilities
Long-term debt	Note 7	1,148.4	1,600.4
Provisions	Note 8	602.2	597.1
Unrealized fair value of derivative liabilities	Note 5	7.1	32.7
Other long-term liabilities		141.1	133.1
Deferred tax liabilities		994.2	879.1
		4,125.8	4,038.1

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	$14,676.1	$14,656.6
Contributed surplus		73.3	81.4
Accumulated deficit		(2,235.3)	(2,249.9)
Accumulated other comprehensive loss	Note 4	(6.2)	(97.7)
		12,507.9	12,390.4
Non-controlling interest		71.5	80.3
		12,579.4	12,470.7
Commitments and contingencies	Note 14
		$16,705.2	$16,508.8
Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		1,138,913,714	1,137,732,344

The accompanying notes are an integral part of these interim condensed consolidated financial statements

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended

		March 31,	March 31,
		2012	2011
			Note 15
Revenue
Metal sales		$1,036.6	$937.0

Cost of sales
Production cost of sales		466.4	381.6
Depreciation, depletion and amortization		146.7	153.1
Total cost of sales		613.1	534.7
Gross profit		423.5	402.3
Other operating costs		11.5	4.2
Exploration and business development		59.1	23.9
General and administrative		39.7	43.3
Operating earnings		313.2	330.9
Other income - net	Note 4	12.0	88.4
Equity in losses of associates	Note 4	(1.2)	(0.2)
Finance income		1.1	2.3
Finance expense	Note 4	(9.9)	(16.4)
Earnings before taxes		315.2	405.0
Income tax expense - net	Note 12	(218.3)	(113.9)
Net earnings		$96.9	$291.1
Attributed to non-controlling interest		$(8.8)	$41.0
Attributed to common shareholders		$105.7	$250.1

Earnings per share attributable to common shareholders
Basic		$0.09	$0.22
Diluted		$0.09	$0.22
Weighted average number of common shares outstanding (millions)	Note 11
Basic		1,138.1	1,134.0
Diluted		1,143.6	1,139.4

 The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended
		March 31,	March 31,
		2012	2011
			Note 15

Net earnings		$96.9	$291.1

Other comprehensive income (loss), net of tax:	Note 4
Change in fair value of investments (a)		0.9	9.3
Accumulated other comprehensive income related to investments sold (b)		(0.1)	(30.0)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		63.2	(1.4)
Accumulated other comprehensive income related to derivatives settled (d)		27.5	52.0
		91.5	29.9
Total comprehensive income		$188.4	$321.0

Attributed to non-controlling interest		$(8.8)	$41.0
Attributed to common shareholders		$197.2	$280.0

(a)Net of tax of $(0.2) million (2011 - $0.1 million)
(b)Net of tax of $nil (2011 - $nil)
(c)Net of tax of $20.4 million (2011 - $5.7 million) (d)Net of tax of $(0.2) million (2011 - $(1.8) million)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2012	2011
Net inflow (outflow) of cash related to the following activities:		Note 15
Operating:
Net earnings	$96.9	$291.1
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	146.7	153.1
Gains on acquisition/disposition of assets and investments - net	-	(30.8)
Equity in losses of associates	1.2	0.2
Non-hedge derivative gains - net	(10.1)	(41.0)
Settlement of derivative instruments	28.4	-
Share-based compensation expense	9.5	8.2
Accretion expense	13.8	12.8
Deferred tax expense	97.4	6.0
Foreign exchange gains and other	(15.7)	(2.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(33.2)	(39.9)
Inventories	1.7	(15.1)
Accounts payable and accrued liabilities, excluding interest and taxes	110.2	64.0
Cash flow provided from operating activities	446.8	405.7
Income taxes paid	(65.1)	(70.6)
Net cash flow provided from operating activities	381.7	335.1

Investing:
Additions to property, plant and equipment	(534.0)	(255.9)
Net proceeds from the sale of long-term investments and other assets	0.2	101.1
Additions to long-term investments and other assets	(12.7)	(11.7)
Net proceeds from the sale of property, plant and equipment	-	0.2
Disposal of short-term investments	1.1	-
Increase in restricted cash	(0.9)	-
Interest received	1.0	1.4
Other	(0.3)	(0.3)
Cash flow used in investing activities	(545.6)	(165.2)
Financing:
Issuance of common shares on exercise of options and warrants	1.9	8.9
Proceeds from issuance of debt	127.4	93.0
Repayment of debt	(152.1)	(105.2)
Interest paid	(3.2)	(4.6)
Dividends paid to common shareholders	(91.1)	(56.8)
Settlement of derivative instruments	-	(10.3)
Other	(0.7)	(5.7)
Cash flow used in financing activities	(117.8)	(80.7)
Effect of exchange rate changes on cash and cash equivalents	2.6	5.0
Increase (decrease) in cash and cash equivalents	(279.1)	94.2
Cash and cash equivalents, beginning of period	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,486.9	$1,560.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2012	2011
		Note 15
Common share capital and common share purchase warrants
Balance beginning of period	$14,656.6	$14,576.4
Common shares issued on acquisition of properties	-	3.8
Common shares issued under employee share purchase plans	1.8	1.6
Transfer from contributed surplus on exercise of options and restricted shares	17.0	24.8
Options and warrants exercised, including cash	0.7	7.9
Balance at the end of the period	$14,676.1	$14,614.5

Contributed surplus
Balance beginning of period	$81.4	$185.5
Share-based compensation	8.9	7.6
Transfer of fair value of exercised options and restricted shares	(17.0)	(24.8)
Balance at the end of the period	$73.3	$168.3

Retained earnings (accumulated deficit)
Balance beginning of period	$(2,249.9)	$(51.5)
Dividends paid	(91.1)	(56.8)
Net earnings attributed to common shareholders	105.7	250.1
Balance at the end of the period	$(2,235.3)	$141.8

Accumulated other comprehensive loss
Balance beginning of period	$(97.7)	$(179.3)
Other comprehensive income	91.5	29.9
Balance at the end of the period	$(6.2)	$(149.4)
Total accumulated deficit and accumulated other comprehensive loss	$(2,241.5)	$(7.6)

Total common shareholders’ equity	$12,507.9	$14,775.2

Non-controlling interest
Balance beginning of period	$80.3	$262.2
Net earnings (loss) attributed to non-controlling interest	(8.8)	41.0
Balance at end of the period	$71.5	$303.2

Total Equity	$12,579.4	$15,078.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited and expressed in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with a registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2011. There have been no changes from the accounting policies applied in the December 31, 2011 financial statements, except as disclosed in note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgment by management in applying the Company’s accounting policies. The areas involving significant judgment and estimates have been set out in note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2011.

3.	ACCOUNTING CHANGES

The Company’s policies in effect for 2012 are noted in the Company’s annual audited consolidated financial statements for the year ended December 31, 2011, with the exception of the following accounting policy adopted in 2012:

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes.  The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 were effective for the Company, beginning on January 1, 2012.  There was no impact on the Company’s financial statements upon adoption of the amendments of IFRS 7.

4.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:

	March 31,	December 31,
	2012	2011
Cash on hand and balances with banks	$517.0	$761.3
Short-term deposits	969.9	1,004.7
	$1,486.9	$1,766.0

Restricted cash:

	March 31,	December 31,
	2012	2011
Restricted cash (a)	$63.0	$62.1

(a) Restricted cash relates to restricted payments for the Kupol project financing (see Note 7 (v)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.	Accounts receivable and other assets:

	March 31,	December 31,
	2012	2011
Trade receivables	$20.8	$20.2
Taxes recoverable	49.2	70.0
Prepaid expenses	58.5	48.8
VAT receivable	152.1	115.3
Other	62.1	55.1
	$342.7	$309.4

iii.	Inventories:

	March 31,	December 31,
	2012	2011
Ore in stockpiles(a)	$157.6	$146.6
Ore on leach pads (b)	227.3	220.8
In-process	43.1	35.3
Finished metal	96.3	108.3
Materials and supplies	540.6	562.2
	1,064.9	1,073.2
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(96.5)	(97.0)
	$968.4	$976.2

(a)
Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 4 (vii).

(b)
Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2027, Tasiast in 2020, Fort Knox in 2020, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 4 (vii).

iv.	Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2012	$4,234.2	$7,389.7	$170.0	$11,793.9
Additions	367.8	144.9	-	512.7
Acquisitions	-	-	-	-
Capitalized interest	15.2	7.1	-	22.3
Disposals	(2.0)	-	-	(2.0)
Other	(1.8)	0.5	-	(1.3)
Balance at March 31, 2012	4,613.4	7,542.2	170.0	12,325.6

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2012	$(1,518.1)	$(1,316.4)	$-	$(2,834.5)
Depreciation, depletion and amortization	(64.2)	(85.4)	-	(149.6)
Disposals	1.9	-	-	1.9
Other	(0.3)	-	-	(0.3)
Balance at March 31, 2012	(1,580.7)	(1,401.8)	-	(2,982.5)

Net book value	$3,032.7	$6,140.4	$170.0	$9,343.1

Amount included in above as at March 31, 2012:
Assets under construction	$1,239.3	$634.1	$-	$1,873.4
Net book value of finance leases	$11.0	$-	$-	$11.0
Assets not being depreciated (a)	$1,355.4	$2,501.3	$170.0	$4,026.7

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At March 31, 2012 the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold.

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2011	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	1,052.3	586.6	11.9	1,650.8
Acquisitions	-	-	3.8	3.8
Capitalized interest	7.3	19.2	-	26.5
Disposals	(64.2)	(8.7)	(0.4)	(73.3)
Transfers	-	369.6	(369.6)	-
Other	2.5	(3.5)	(3.2)	(4.2)
Balance at December 31, 2011	4,234.2	7,389.7	170.0	11,793.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2011	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Depreciation, depletion and amortization	(257.9)	(330.3)	-	(588.2)
Disposals	55.3	10.5	-	65.8
Other	(0.3)	(6.1)	-	(6.4)
Balance at December 31, 2011	(1,518.1)	(1,316.4)	-	(2,834.5)

Net book value	$2,716.1	$6,073.3	$170.0	$8,959.4

Amount included in above as at December 31, 2011:
Assets under construction	$1,012.6	$549.7	$-	$1,562.3
Net book value of finance leases	$12.8	$-	$-	$12.8
Assets not being depreciated (a)	$1,118.6	$2,379.6	$170.0	$3,668.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2011,  the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold. Dvoinoye was transferred from pre-development properties to development and operating properties upon the declaration of proven and probable reserves as at the end of 2011.

Land, plant and equipment with a carrying amount of $200.7 million (December 31, 2011 - $204.8 million) are pledged as security as part of the Kupol project financing. See Note 7 (v).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Kupol, Chirano and Tasiast and had a weighted average rate of 1.65% and 2.30% during the three months ended March 31, 2012 and 2011, respectively.

At March 31, 2012, $924.2 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2011 - $923.9 million).  During the three months ended March 31, 2012, the Company acquired $nil of E&E assets, capitalized $0.3 million in E&E costs and transferred $nil from E&E assets to capitalized development.  The Company did not recognize any property, plant and equipment impairment related to E&E assets as at March 31, 2012 (December 31, 2011 - $nil).

During the three months ended March 31, 2012, the Company expensed $2.7 million (three months ended March 31, 2011 – $3.0 million) of exploration and evaluation expenditures, and had cash expenditures for exploration and evaluation included in operating and investing cash flows of $2.7 million and $0.3 million, respectively (three months ended March 31, 2011 – $3.0 million and $21.6 million, respectively).

The following table shows capitalized stripping costs included in development and operating properties for the three months ended March 31, 2012 and year ended December 31, 2011:

	March 31, 2012
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total
Balance at January 1, 2012	$74.4	$97.2	$47.5	$54.1	$13.0	$37.7	$323.9
Additions	6.3	16.5	2.5	11.4	6.2	28.7	71.6
Amortization	(2.7)	(0.1)	(0.1)	(0.5)	(3.1)	(0.1)	(6.6)
Balance at March 31, 2012	$78.0	$113.6	$49.9	$65.0	$16.1	$66.3	$388.9

	December 31, 2011
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total
Balance at January 1, 2011	$78.2	$58.9	$-	$5.8	$2.4	$-	$145.3
Additions	11.1	49.8	48.7	49.7	14.5	38.0	211.8
Amortization	(14.9)	(11.5)	(1.2)	(1.4)	(3.9)	(0.3)	(33.2)
Balance at December 31, 2011	$74.4	$97.2	$47.5	$54.1	$13.0	$37.7	$323.9

v.	Goodwill:

The Goodwill allocated to the Company's CGUs and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás	Tasiast	Chirano	Other Operations (b)	Total

Cost
Balance at January 1, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás	Tasiast	Chirano	Other Operations(b)	Total

Cost
Balance at January 1, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	7,647.0

Accumulated impairment
Balance at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss (a)	-	-	-	-	-	-	-	(2,490.1)	(447.5)	-	(2,937.6)
Disposals	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	(4,226.7)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

(a)	At December 31, 2011, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of goodwill at Tasiast and Chirano exceeded their recoverable amounts.
(b)	At March 31, 2012 and December 31, 2011, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $7.9 million.

vi.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in OCI as follows:

	March 31, 2012		December 31, 2011
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Securities in an unrealized gain position	$50.8	$26.5	$46.5	$26.9
Securities in an unrealized loss position	25.6	(21.7)	32.9	(22.9)
	$76.4	$4.8	$79.4	$4.0

vii.	Deferred charges and other long-term assets:

	March 31,	December 31,
	2012	2011
Long-term ore in stockpiles and on leach pads (a)	$96.5	$97.0
Deferred charges, net of amortization	7.7	7.3
Long-term receivables	116.8	97.4
Advances for the purchase of capital equipment	183.1	178.2
Other	41.5	26.5
	$445.6	$406.4

(a)
Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

viii.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2012	2011
Trade payables	$125.8	$151.0
Accrued liabilities	395.3	353.3
Employee related accrued liabilities	69.5	71.0
	$590.6	$575.3

ix.	Accumulated other comprehensive income (loss):

	Investments	Financial derivatives	Total
Balance at January 1, 2011	$71.1	$(250.4)	$(179.3)
Other comprehensive income (loss) before tax	(71.3)	118.7	47.4
Tax	4.2	30.0	34.2
Balance at January 1, 2012	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	0.6	110.9	111.5
Tax	0.2	(20.2)	(20.0)
Balance at March 31, 2012	$4.8	$(11.0)	$(6.2)

Consolidated Statements of Operations

x.	Other income – net:

	Three months ended March 31,
	2012	2011
Investments:
Harry Winston (a)	$-	$30.9
Other investments	-	(0.9)
Other assets	-	0.8
Gains on acquisition/disposition of assets and investments - net	$-	$30.8
Foreign exchange gains	7.0	14.8
Net non-hedge derivative gains	10.1	41.0
Other income (expense)	(5.1)	1.8
	$12.0	$88.4

(a)	On March 23, 2011, the Company sold its remaining interest in Harry Winston.

xi.	Equity in losses of associates:

	Three months ended March 31,
	2012	2011
Cerro Casale(a)	$(1.2)	$(0.2)

(a)	The Company holds a 25% interest in Cerro Casale and the investment is accounted for under the equity method.

xii.	Finance expense:

	Three months ended March 31,
	2012	2011
Accretion on reclamation and remediation obligation	$4.4	$5.3
Interest expense (a)	5.5	11.1
	$9.9	$16.4

(a)	During the three months ended March 31, 2012, $22.3 million (three months ended March 31, 2011 - $0.3M) of interest was capitalized to property, plant and equipment, respectively. See Note 4(iv).

Interest paid during the three months ended March 31, 2012 was $33.1 million (March 31, 2011 - $4.6 million).

5.	FINANCIAL INSTRUMENTS

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

Derivative instruments

	March 31, 2012		December 31, 2011
	Asset/ (Liability)	AOCI	Asset/ (Liability)	AOCI
	Fair Value		Fair Value
Interest rate contract
Interest rate swap	$-	$-	$(0.1)	$-

Currency contracts
Foreign currency forward contracts(b)	2.0	3.5	(75.1)	(54.4)

Commodity contracts
Gold and silver forward contracts(a)	-	(20.2)	-	(48.6)
Energy forward contracts(c)	7.0	5.7	1.6	1.3
Other contracts
Total return swap	(0.3)	-	(0.7)	-
	$6.7	$(14.5)	$0.9	$(47.3)

Canadian dollar denominated common share purchase warrants liability	(10.4)	-	(18.6)	-

Senior convertible notes - conversion option	(0.6)	-	(2.6)	-

Total all contracts	$(2.3)	$(11.0)	$(95.5)	$(101.7)

Unrealized fair value of derivative assets
Current	21.8		2.8
Non-current	10.1		1.1
	$31.9		$3.9
Unrealized fair value of derivative liabilities
Current	(27.1)		(66.7)
Non-current	(7.1)		(32.7)
	$(34.2)		$(99.4)
Total net fair value	$(2.3)		$(95.5)

(a)	The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI, $(2.1) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(c)	Of the total amount recorded in AOCI, $(4.0) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the Paracatu term loan, maturing in February 2012. Under the contract, Kinross Brasil Mineração S.A., a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Subsequent to March 31, 2012, the following new forward buy derivative contracts were engaged:

•	$288.3 million at an average rate of 2.11 Brazilian reais, with maturities in 2013, 2014, and 2015;
•	16,104 tonnes of gasoil at an average rate of $942.49 per tonne maturing in 2013;
•	2.52 million gallons of diesel at an average rate of $3.00 per gallon with maturities in 2012 and 2013; and
•	208,000 barrels of oil at an average rate of $98.37 per barrel, with maturities in 2012, 2013 and 2014.

Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and are measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations.  For the three months ended March 31, 2012, the Company recognized a gain of $8.2 million (three months ended March 31, 2011 – a gain of $18.2 million) in the consolidated statement of operations.

Senior convertible notes - conversion option

The Company’s option to settle its convertible notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations.   For the three months ended March 31, 2012, the Company recognized a gain of $2.0 million (three months ended March 31, 2011 – a gain of $26.5 million) in the consolidated statement of operations.

6.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges.  The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•     Ensure the Company has the capital and capacity to support a long-term growth strategy;
•     Provide investors with a superior rate of return on their invested capital;
•     Ensure compliance with all bank covenant ratios; and
•     Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements, other than the requirement to maintain a minimum tangible net worth under the terms of its revolving credit facility agreement, as disclosed in note 7.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and are noted in the tables below:

	March 31,	December 31,
	2012	2011
Long-term debt	$1,148.4	$1,600.4
Current portion of long-term debt	469.4	32.7
Total debt	1,617.8	1,633.1
Common shareholders' equity	12,507.9	12,390.4
Gross debt / common shareholders' equity ratio	12.9%	13.2%
Company target	0 – 30%	0 – 30%
Rolling 12 month EBITDA(a)	$2,006.8	$2,033.4
Rolling 12 month cash interest expense(b)	87.5	71.2
Interest coverage ratio	22.9:1	28.6:1
Company target ratio	> 4.25:1	> 4.25 :1

(a)	EBITDA is a defined term under the Company’s current credit facility.
(b)	Interest expense includes interest expense included in finance expense on the consolidated statement of operations in addition to capitalized interest.

7.	LONG-TERM DEBT AND CREDIT FACILIITIES

			March 31, 2012				December 31, 2011
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate revolving credit facility	(i)	Variable	$-	$-	$-	$-	$-	$-
Senior convertible notes	(iii)	1.75%	428.5	-	428.5	460.9	420.7	457.3
Senior notes	(iv)	3.625%-6.875	993.1	(11.0)	982.1	1,002.3	981.4	986.1
Kupol project loan	(v)	Variable	200.0	(5.4)	194.6	194.6	194.1	194.1
Corporate term loan facility	(i)	Variable	-	-	-		22.4	22.3
Finance leases	(ii)	5.00%-5.62%	11.0	-	11.0	11.4	12.8	13.1
Crixás bank loan and other		Variable	1.6	-	1.6	1.6	1.7	1.7
			1,634.2	(16.4)	1,617.8	1,670.8	1,633.1	1,674.6
Less: current portion			(469.4)	-	(469.4)	(469.4)	(32.7)	(32.7)
Long-term debt			$1,164.8	$(16.4)	$1,148.4	$1,201.4	$1,600.4	$1,641.9

(a)	Includes transaction costs on debt financings.

i.	Corporate revolving credit and term loan facilities

In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan (corporate term loan facility) for the Paracatu property formed  part of the amended revolving credit facility, and that credit is now available to the Company as the term loan has been repaid.

On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million.  On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back Mining Inc. (“Red Back”) acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

As at March 31, 2012, the Company had drawn $45.2 million (December 31, 2011 – $55.5 million) on the amended revolving credit facility.  The entire amount drawn was for letters of credit (December 31, 2011 – $55.5 million including drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid in full during the first quarter of 2012.

The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter, starting with the quarter ending March 31, 2011, (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at March 31, 2012.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company’s net debt to EBITDA as defined in the agreement.

The Company’s current ratio of net debt to EBITDA at March 31, 2012, as defined in the agreement, is less than 1.00:1.   At this ratio, interest charges are as follows:

Interest rates
Type of credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million.  All other terms and conditions under this agreement remain the same. As at March 31, 2012, the amount outstanding under this facility was $135.1 million (December 31, 2011 - $135.1 million).

In addition, at March 31, 2012, the Company had approximately $41.7 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

ii.	Finance leases

At March 31, 2012, the Company had equipment under finance leases totaling $11.0 million (December 31, 2011 - $12.8 million). Repayments on the finance leases end in 2013.

iii.	Senior convertible notes

In January 2008, the Company completed a public offering of $460.0 million senior convertible notes due March 15, 2028, each in the amount of one thousand dollars.  The notes will pay interest semi-annually at a rate of 1.75% per annum.  The notes will be convertible, at the holder’s option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment.  Kinross received net proceeds of $449.9 million from the offering of convertible notes, after payment of the commissions of the initial purchasers and expenses of the offering.  The convertible notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible notes, (ii) the trading price of the convertible notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market.  The convertible notes will also be convertible on and after December 15, 2027.  The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes.  The redemption price will be equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest to the redemption date, if any.

iv.	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of  $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of  5.125% senior notes due 2021 and $250.0 million principal amount of  6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

v.	Kupol project financing

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $200.7 million (December 31, 2011 - $204.8 million) are pledged as security as part of the Kupol project financing.

As at March 31, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to this loan.

8.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2012	$598.6	$36.6	$635.2
Additions	-	2.2	2.2
Reductions	-	(1.0)	(1.0)
Reclamation spending	(1.3)	-	(1.3)
Accretion	4.4	-	4.4
Balance at March 31, 2012	$601.7	$37.8	$639.5

Current portion	37.0	0.3	37.3
Non-current portion	564.7	37.5	602.2
	$601.7	$37.8	$639.5

i.	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation.  The above table details the items that affect the reclamation and remediation obligations. The additions and reductions reflect changes in estimated costs, timing of expenditures and discount rates at individual sites.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2012, letters of credit totaling $173.8 million (December 31, 2011 – $170.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with Export Development Canada, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

9.	COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2012 and year ended December 31, 2011 is as follows:

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number of shares	Amount ($)	Number of shares	Amount ($)
	('000's)		('000's)
Common shares
Balance at January 1,	1,137,732	$14,494.6	1,133,295	$14,414.2
Issued:
On acquisition of properties	-	-	223	3.8
Under employee share purchase plan	177	1.8	421	6.2
Under stock option and restricted share plan	858	15.0	1,405	26.2
Under Aurelian options	-	-	377	6.1
Under Bema options	-	-	22	0.3
Under Underworld options	26	0.5	28	0.6
Under Red Back options	120	2.2	1,850	35.6
Conversions:
Bema warrants	-	-	111	1.6
Balance, at end of period	1,138,913	$14,514.1	1,137,732	$14,494.6

Common share purchase warrants (a)
Balance at January 1,	45,454	$162.0	50,262	$162.2
Conversion of warrants	-	-	(111)	(0.2)
Expiry of warrants	-	-	(4,697)	-
Balance, at end of period	45,454	$162.0	45,454	$162.0
Total common share capital and common share purchase warrants		$14,676.1		$14,656.6

(a)	Amount includes only the value of the U.S. dollar denominated warrants. Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 5).

i.	Dividends on common shares

The following summarizes dividends paid during the three months ended March 31, 2012. There were no dividends declared but unpaid at March 31, 2012.

	Per share	Total amount ($)

Dividends paid during the period:	$0.08	$91.1

ii.	Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)	Canadian dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the three months ended March 31, 2012 is as follows:

	Share equivalents of warrants ('000's)	Weighted average exercise price (CDN$/warrant)
Balance at January 1, 2012	19,695	$32.00
Issued	-	-
Exercised	-	-
Balance at March 31, 2012	19,695	$32.00

These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 5).

(b)	U.S. dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the three months ended March 31, 2012 is as follows:

	Share equivalents of warrants ('000's)	Weighted average exercise price ($/warrant)
Balance at January 1, 2012	25,759	$21.30
Issued	-	-
Exercised	-	-
Balance at March 31, 2012	25,759	$21.30

10.	SHARE-BASED PAYMENTS

i.	Stock option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2012:

Canadian $ denominated options
	Three months ended March 31, 2012
	Number of options (000's)	Weighted average exercise price (CDN$)
Balance at January 1	13,728	$15.85
Granted	2,707	10.87
Exercised	(146)	4.74
Forfeited	(80)	21.06
Expired	(1,326)	20.44
Outstanding at end of period	14,883	$14.62

The following weighted average assumptions were used in computing the fair value of stock options granted during the three months ended March 31, 2012:

2012
Black-Scholes weighted-average assumptions
Weighted average share price (CDN$)	$10.87
Expected dividend yield	1.47%
Expected volatility	41.8%
Risk-free interest rate	1.4%
Estimated forfeiture rate	3.0%
Expected option life in years	4.5
Weighted average fair value per stock option granted (CDN$)	$3.47

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.	Restricted share unit plan

	Three months ended March 31, 2012
	Number of units (000's)	Weighted average exercise price (CDN$/unit)
Balance at January 1	2,554	$17.43
Granted	2,468	10.87
Reinvested	34	13.25
Redeemed	(842)	18.72
Forfeited	(84)	15.91
Outstanding at end of period	4,130	$13.24

iii.	Restricted performance share unit plan

	Three months ended March 31, 2012
	Number of units (000's)	Weighted average exercise price (CDN$/unit)
Balance at January 1	548	$17.38
Granted	668	10.87
Reinvested	10	13.53
Redeemed	(16)	22.65
Forfeited	(20)	22.86
Outstanding at end of period	1,190	$13.53

iv.	Deferred share unit plan

Three months ended March 31, 2012
DSUs granted (000's)	33
Weighted average grant-date fair value per unit (CDN$)	$9.75

There were 347,967 DSUs outstanding, for which the Company had recognized a liability of $3.4 million, as at March 31, 2012 (December 31, 2011 -$3.6 million).
v.	Employee share purchase plan

Three months ended March 31, 2012
Common shares issued (000's)	177
Average price of shares issued ($/unit)	$10.15

11.	EARNINGS PER SHARE

Basic and diluted net earnings attributed to common shareholders of Kinross for the three months ended March 31, 2012 was $105.7 million (three months ended March 31, 2011 - $250.1 million).

(Number of common shares in thousands)	Three months ended March 31,
	2012	2011
Basic weighted average shares outstanding:	1,138,068	1,134,024
Weighted average shares dilution adjustments:
Stock options (a)	1,378	3,185
Restricted shares	3,340	1,776
Performance shares	813	366
Common share purchase warrants (a)	-	23
Diluted weighted average shares outstanding	1,143,599	1,139,374

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	12,469	8,087
Common share purchase warrants	45,455	50,152
Convertible notes	42,154	28,181

(a)
Dilutive stock options and warrants were determined using the Company’s average share price for the period.  For the three months  ended March 31, 2012, the average share price used was $10.91 (three months ended March 31, 2011: $16.32 per share) .

(b)	These adjustments were excluded, as they were anti-dilutive.

12.	INCOME TAX EXPENSE

During the three months ended March 31, 2012 the Ghanaian corporate income tax rate was increased from 25% to 35%. As a result, this higher rate was applied to taxable temporary differences relating to our Ghanaian operations which increased deferred tax liabilities and deferred income tax expense by $110.3 million, which has been recorded in the total income tax expense of $218.3 million.

13.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds.  These have been identified as non-operating segments.  There are no material intersegment transactions. Finance income, finance expense, other income - net, and equity in losses of associates are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

i.	Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments										Non-operating segments (a)
Three months ended March 31, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Revenue
Metal sales	$102.7	74.0	187.3	74.3	115.3	28.5	185.6	67.0	69.4	132.5	-	-	1,036.6

Cost of sales
Production cost of sales	52.0	37.3	105.4	44.5	43.7	13.8	61.2	18.9	35.9	53.7	-	-	466.4
Depreciation, depletion and amortization	9.1	7.8	14.6	4.5	6.3	4.0	23.6	18.9	13.8	41.8	-	2.3	146.7
Total cost of sales	61.1	45.1	120.0	49.0	50.0	17.8	84.8	37.8	49.7	95.5	-	2.3	613.1
Gross profit	$41.6	28.9	67.3	25.3	65.3	10.7	100.8	29.2	19.7	37.0	-	(2.3)	423.5
Other operating costs	-	-	1.0	-	0.2	-	0.1	-	3.9	0.2	-	6.1	11.5
Exploration and business development	0.9	1.0	0.3	2.9	0.2	0.4	4.5	4.5	21.9	2.7	0.8	19.0	59.1
General and administrative	-	-	-	-	-	-	-	-	-	-	-	39.7	39.7
Operating earnings (loss)	$40.7	27.9	66.0	22.4	64.9	10.3	96.2	24.7	(6.1)	34.1	(0.8)	(67.1)	313.2
Other income – net													12.0
Equity in losses of associates													(1.2)
Finance income													1.1
Finance expense													(9.9)
Earnings before taxes													$315.2

	Operating segments										Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Property, plant and equipment at:
March 31, 2012	$412.4	209.6	1,646.7	174.4	520.7	95.0	1,092.5	151.8	2,611.2	1,191.0	661.8	576.0	9,343.1

Total assets at:
March 31, 2012	$571.7	323.1	1,969.5	459.6	922.5	164.8	2,050.3	192.3	5,162.1	1,952.8	670.9	2,265.6	16,705.2

Capital expenditures for three months ended March 31, 2012	$24.8	13.6	74.6	15.3	35.6	3.8	39.9	0.5	260.0	22.5	23.6	19.8	534.0

	Operating segments										Non-operating segments(a)
Three months ended March 31, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (c)	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(c)	Total
Revenue
Metal sales	$89.7	58.1	150.2	80.0	79.7	18.9	225.6	66.4	71.6	96.8	-	-	937.0

Cost of sales
Production cost of sales	40.6	32.9	74.5	37.5	26.9	10.1	65.5	17.9	26.6	49.1	-	-	381.6
Depreciation, depletion and amortization	15.0	6.6	14.4	10.5	1.8	2.4	39.5	21.8	15.8	24.1	-	1.2	153.1
Total cost of sales	55.6	39.5	88.9	48.0	28.7	12.5	105.0	39.7	42.4	73.2	-	1.2	534.7
Gross profit	$34.1	18.6	61.3	32.0	51.0	6.4	120.6	26.7	29.2	23.6	-	(1.2)	402.3
Other operating costs (income)	-	-	0.3	-	0.1	0.3	0.5	(1.0)	0.3	0.1	-	3.6	4.2
Exploration and business development	0.3	0.1	-	1.7	0.1	0.3	0.1	0.8	2.7	1.4	1.5	14.9	23.9
General and administrative	-	-	-	-	-	-	0.1	-	-	-	0.1	43.1	43.3
Operating earnings (loss)	$33.8	18.5	61.0	30.3	50.8	5.8	119.9	26.9	26.2	22.1	(1.6)	(62.8)	330.9
Other income – net													88.4
Equity in losses of associates													(0.2)
Finance income													2.3
Finance expense													(16.4)
Earnings before taxes													$405.0

	Operating segments										Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (c)	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)(c)	Total
Property, plant and equipment at:
December 31, 2011	$394.8	203.4	1,586.0	162.2	490.8	94.9	1,076.9	171.2	2,370.6	1,210.3	638.2	560.1	8,959.4

Total assets at:
December 31, 2011	$547.1	311.8	1,884.8	475.4	870.6	163.2	1,937.0	207.5	4,930.6	1,922.6	647.4	2,610.8	16,508.8

Capital expenditures for three months ended March 31, 2011	$22.1	8.5	36.7	8.7	41.1	2.9	9.5	3.1	84.2	17.2	13.3	8.6	255.9

(a)	Non-operating segments include development properties.
(b)	Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).
(c)	As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2012 segment presentation.

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The Complaint named as defendants the Company, Tye Burt, President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. The Complaint alleges, among other things, that Kinross inflated its share price by knowingly or recklessly making material misrepresentations concerning the Tasiast mine and deposit and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  Kinross intends to vigorously defend against the Complaint and believes it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, President and CEO, Paul Barry, Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”)--an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Kinross also intends to vigorously defend against the Second Ontario Action and believes it is without merit. It is expected that only one of the Ontario actions will be entitled to proceed. Before either of the Ontario actions may progress, it is expected that a “carriage motion” will be held to determine which proposed plaintiffs and which law firm will be entitled to pursue the claims on behalf of the proposed class.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

15.	Comparative figures

On September 17, 2010, Kinross completed the acquisition of Red Back Mining Inc. (“Red Back”) through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding shares of Red Back that it did not already own.  The Company finalized the purchase price allocation for the acquisition of Red Back during the second quarter of 2011.  As a result of reflecting the final purchase price allocation retrospectively, the consolidated financial statements for the three months ended March 31, 2011 have been recast.

For the three months ended March 31, 2011, production cost of sales, depreciation, amortization and depletion and finance expense increased by $0.9 million, $7.4 million and $0.2 million, respectively; whereas income tax expense and income attributed to non-controlling interests decreased by $2.4 million and $0.7 million, respectively.  As a result, net earnings attributed to common shareholders decreased by $5.4 million.

16.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are fully and unconditionally guaranteed by the following wholly-owned subsidiaries of the Company (the “guarantor subsidiaries”):  Kinross Gold U.S.A., Inc., Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at March 31, 2012 and December 31, 2011 and the consolidating statements of operations, statements of comprehensive income and statements of cash flows for the periods ended March 31, 2012 and 2011.  In addition, statements of comprehensive income for the years ended December 31, 2011 and December 31, 2010 are provided below for information purposes. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at March 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$605.7	$280.2	$-	$885.9	$601.0	$-	$1,486.9
Restricted cash	15.5	3.3	-	18.8	44.2	-	63.0
Short-term investments	-	-	-	-	0.1	-	0.1
Accounts receivable and other assets	3.6	171.0	-	174.6	168.1	-	342.7
Intercompany receivables	467.7	1,996.1	(548.2)	1,915.6	4,069.0	(5,984.6)	-
Inventories	-	360.5	-	360.5	607.9	-	968.4
Unrealized fair value of derivative assets	0.6	21.2	-	21.8	-	-	21.8
	1,093.1	2,832.3	(548.2)	3,377.2	5,490.3	(5,984.6)	2,882.9
Non-current assets
Property, plant and equipment	15.5	3,067.9	-	3,083.4	6,259.7	-	9,343.1
Goodwill	-	424.5	-	424.5	2,995.8	-	3,420.3
Long-term investments	55.8	1.4	-	57.2	19.2	-	76.4
Investments in associates	-	-	-	-	506.8	-	506.8
Intercompany investments	12,566.7	5,763.8	(9,376.0)	8,954.5	6,992.8	(15,947.3)	-
Unrealized fair value of derivative assets	-	10.1	-	10.1	-	-	10.1
Deferred charges and other long-term assets	5.3	185.3	-	190.6	255.0	-	445.6
Long-term intercompany receivables	1,023.1	764.1	(1,119.5)	667.7	1,207.7	(1,875.4)	-
Deferred tax assets	-	22.3	-	22.3	(2.3)	-	20.0
	$14,759.5	$13,071.7	$(11,043.7)	$16,787.5	$23,725.0	$(23,807.3)	$16,705.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$43.5	$226.3	$-	$269.8	$320.8	$-	$590.6
Intercompany payables	334.5	1,573.8	(692.3)	1,216.0	4,760.5	(5,976.5)	-
Current tax payable	1.2	46.7	-	47.9	60.5	-	108.4
Current portion of long-term debt	428.5	10.1	-	438.6	30.8	-	469.4
Current portion of provisions	-	27.3	-	27.3	10.0	-	37.3
Current portion of unrealized fair value of derivative liabilities	12.0	15.1	-	27.1	-	-	27.1
	819.7	1,899.3	(692.3)	2,026.7	5,182.6	(5,976.5)	1,232.8
Non-current liabilities
Long-term debt	982.1	0.9	-	983.0	165.4	-	1,148.4
Provisions	13.6	420.9	-	434.5	167.7	-	602.2
Unrealized fair value of derivative liabilities	0.1	7.0	-	7.1	-	-	7.1
Other long-term liabilities	1.2	84.5	-	85.7	55.4	-	141.1
Long-term intercompany payables	434.9	1,170.8	(975.4)	630.3	1,253.2	(1,883.5)	-
Deferred tax liabilities	-	112.3	-	112.3	881.9	-	994.2
	2,251.6	3,695.7	(1,667.7)	4,279.6	7,706.2	(7,860.0)	4,125.8

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,676.1	$3,299.2	$(3,299.2)	$14,676.1	$17,569.2	$(17,569.2)	$14,676.1
Contributed surplus	73.3	82.8	(82.8)	73.3	1,195.4	(1,195.4)	73.3
Retained earnings (accumulated deficit)	(2,235.3)	5,978.6	(5,978.6)	(2,235.3)	(2,788.1)	2,788.1	(2,235.3)
Accumulated other comprehensive (loss)	(6.2)	15.4	(15.4)	(6.2)	(29.2)	29.2	(6.2)
	12,507.9	9,376.0	(9,376.0)	12,507.9	15,947.3	(15,947.3)	12,507.9
Non-controlling interest	-	-	-	-	71.5	-	71.5
	12,507.9	9,376.0	(9,376.0)	12,507.9	16,018.8	(15,947.3)	12,579.4

	$14,759.5	$13,071.7	$(11,043.7)	$16,787.5	$23,725.0	$(23,807.3)	$16,705.2

Consolidating balance sheet as at December 31, 2011

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$1,062.7	$232.0	$-	$1,294.7	$471.3	$-	$1,766.0
Restricted cash	15.5	4.2	-	19.7	42.4	-	62.1
Short-term investments	-	-	-	-	1.3	-	1.3
Accounts receivable and other assets	4.6	148.8	-	153.4	156.0	-	309.4
Intercompany receivables	430.5	2,392.6	(893.4)	1,929.7	4,045.2	(5,974.9)	-
Inventories	-	368.2	-	368.2	608.0	-	976.2
Unrealized fair value of derivative assets	0.2	2.6	-	2.8	-	-	2.8
	1,513.5	3,148.4	(893.4)	3,768.5	5,324.2	(5,974.9)	3,117.8
Non-current assets
Property, plant and equipment	15.4	2,953.2	-	2,968.6	5,990.8	-	8,959.4
Goodwill	-	424.5	-	424.5	2,995.8	-	3,420.3
Long-term investments	56.8	1.4	-	58.2	21.2	-	79.4
Investments in associates	-	-	-	-	502.5	-	502.5
Intercompany investments	12,283.7	5,808.9	(9,178.0)	8,914.6	6,992.2	(15,906.8)	-
Unrealized fair value of derivative assets	-	1.1	-	1.1	-	-	1.1
Deferred charges and other long-term assets	3.6	166.6	-	170.2	236.2	-	406.4
Long-term intercompany receivables	1,391.0	1,330.2	(1,341.1)	1,380.1	1,972.0	(3,352.1)	-
Deferred tax assets	-	24.3	-	24.3	(2.4)	-	21.9
	$15,264.0	$13,858.6	$(11,412.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.3	$218.0	$-	$292.3	$283.0	$-	$575.3
Intercompany payables	334.0	2,059.8	(981.4)	1,412.4	4,550.6	(5,963.0)	-
Current tax payable	-	44.4	-	44.4	38.5	-	82.9
Current portion of long-term debt	(0.3)	32.2	-	31.9	0.8	-	32.7
Current portion of provisions	-	28.0	-	28.0	10.1	-	38.1
Current portion of unrealized fair value of derivative liabilities	21.3	45.4	-	66.7	-	-	66.7
	429.3	2,427.8	(981.4)	1,875.7	4,883.0	(5,963.0)	795.7
Non-current liabilities
Long-term debt	1,402.1	3.2	-	1,405.3	195.1	-	1,600.4
Provisions	13.2	416.9	-	430.1	167.0	-	597.1
Unrealized fair value of derivative liabilities	3.0	29.7	-	32.7	-	-	32.7
Other long-term liabilities	1.2	79.0	-	80.2	52.9	-	133.1
Long-term intercompany payables	1,024.8	1,637.0	(1,253.1)	1,408.7	1,955.3	(3,364.0)	-
Deferred tax liabilities	-	87.0	-	87.0	792.1	-	879.1
	2,873.6	4,680.6	(2,234.5)	5,319.7	8,045.4	(9,327.0)	4,038.1

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,656.6	$3,246.8	$(3,246.8)	$14,656.6	$17,617.2	$(17,617.2)	$14,656.6
Contributed surplus	81.4	82.8	(82.8)	81.4	1,137.7	(1,137.7)	81.4
Retained earnings (accumulated deficit)	(2,249.9)	5,894.1	(5,894.1)	(2,249.9)	(2,792.3)	2,792.3	(2,249.9)
Accumulated other comprehensive (loss)	(97.7)	(45.7)	45.7	(97.7)	(55.8)	55.8	(97.7)
	12,390.4	9,178.0	(9,178.0)	12,390.4	15,906.8	(15,906.8)	12,390.4
Non-controlling interest	-	-	-	-	80.3	-	80.3
	12,390.4	9,178.0	(9,178.0)	12,390.4	15,987.1	(15,906.8)	12,470.7

	$15,264.0	$13,858.6	$(11,412.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

Consolidating statement of operations for the three months ended March 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$550.6	$-	$550.6	$486.0	$-	$1,036.6

Cost of sales
Production cost of sales	-	280.5	-	280.5	185.9	-	466.4
Depreciation, depletion and amortization	1.5	52.8	-	54.3	92.4	-	146.7
Total cost of sales	1.5	333.3	-	334.8	278.3	-	613.1
Gross profit (loss)	(1.5)	217.3	-	215.8	207.7	-	423.5
Other operating costs	1.2	1.7	-	2.9	8.6	-	11.5
Exploration and business development	9.6	8.9	-	18.5	40.6	-	59.1
General and administrative	29.7	5.1	-	34.8	4.9	-	39.7
Operating earnings (loss)	(42.0)	201.6	-	159.6	153.6	-	313.2
Other income (expense) - net	16.9	(12.5)	-	4.4	7.6	-	12.0
Equity in gains (losses) of associates and intercompany investments	134.0	(43.1)	(84.4)	6.5	-	(7.7)	(1.2)
Finance income	1.0	0.7	-	1.7	3.6	(4.2)	1.1
Finance expense	(2.1)	(5.3)	-	(7.4)	(6.7)	4.2	(9.9)
Earnings (loss) before taxes	107.8	141.4	(84.4)	164.8	158.1	(7.7)	315.2
Income tax expense - net	(2.1)	(57.0)	-	(59.1)	(159.2)	-	(218.3)
Net earnings (loss)	$105.7	$84.4	$(84.4)	$105.7	$(1.1)	$(7.7)	$96.9

Attributed to non-controlling interest	$-	$-	$-	$-	$(8.8)	-	$(8.8)
Attributed to common shareholders	$105.7	$84.4	$(84.4)	$105.7	$7.7	$(7.7)	$105.7

Consolidating statement of operations for the three months ended March 31, 2011

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$432.1	$-	$432.1	$504.9	$-	$937.0

Cost of sales
Production cost of sales	-	200.5	-	200.5	181.1	-	381.6
Depreciation, depletion and amortization	1.2	58.1	-	59.3	93.8	-	153.1
Impairment charges	-	-	-	-	-	-	-
Total cost of sales	1.2	258.6	-	259.8	274.9	-	534.7
Gross profit (loss)	(1.2)	173.5	-	172.3	230.0	-	402.3
Other operating costs	2.8	0.9	-	3.7	0.5	-	4.2
Exploration and business development	7.8	4.7	-	12.5	11.4	-	23.9
General and administrative	32.9	5.1	-	38.0	5.3	-	43.3
Operating earnings (loss)	(44.7)	162.8	-	118.1	212.8	-	330.9
Other income (expense) - net	84.3	7.1	-	91.4	8.2	(11.2)	88.4
Equity in gains (losses) of associates and intercompany investments	220.7	75.1	(188.5)	107.3	-	(107.5)	(0.2)
Finance income	1.9	1.2	-	3.1	5.5	(6.3)	2.3
Finance expense	(10.9)	(6.0)	-	(16.9)	(5.8)	6.3	(16.4)
Earnings (loss) before taxes	251.3	240.2	(188.5)	303.0	220.7	(118.7)	405.0
Income tax expense - net	(1.2)	(51.7)	-	(52.9)	(61.0)	-	(113.9)
Net earnings (loss)	$250.1	$188.5	$(188.5)	$250.1	$159.7	$(118.7)	$291.1

Attributed to non-controlling interest	$-	$-	$-	$-	$41.0	-	$41.0
Attributed to common shareholders	$250.1	$188.5	$(188.5)	$250.1	$118.7	$(118.7)	$250.1

Consolidating statement of comprehensive income for the three months ended March 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings	$105.7	$84.4	$(84.4)	$105.7	$(1.1)	$(7.7)	$96.9

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	1.3	1.4	-	2.7	(1.8)	-	0.9
Accumulated other comprehensive income related to investments sold (b)	(0.1)	-	-	(0.1)	-	-	(0.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	2.0	61.2	-	63.2	-	-	63.2
Accumulated OCI related to derivatives settled (d)	0.2	(1.1)	-	(0.9)	28.4	-	27.5
	3.4	61.5	-	64.9	26.6	-	91.5
Equity in OCI of associates and intercompany investments	88.1	(0.6)	(60.9)	26.6	-	(26.6)	-
Total comprehensive income	$197.2	$145.3	$(145.3)	$197.2	$25.5	$(34.3)	$188.4

Attributed to non-controlling interest	$-	$-	$-	$-	$(8.8)	$-	$(8.8)
Attributed to common shareholders	$197.2	$145.3	$(145.3)	$197.2	$34.3	$(34.3)	$197.2

(a) Net of tax of	(0.1)	-	-	(0.1)	(0.1)	-	(0.2)
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	20.4	-	20.4	-	-	20.4
(d) Net of tax of	-	(0.2)	-	(0.2)	-	-	(0.2)

Consolidating statement of comprehensive income for the three months ended March 31, 2011
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings	$250.1	$188.5	$(188.5)	$250.1	$159.7	$(118.7)	$291.1

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	16.4	(0.9)	-	15.5	(6.2)	-	9.3
Accumulated other comprehensive income related to investments sold (b)	(30.0)	-	-	(30.0)	-	-	(30.0)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	2.9	11.0	-	13.9	(15.3)	-	(1.4)
Accumulated OCI related to derivatives settled (d)	(1.6)	(1.8)	-	(3.4)	55.4	-	52.0
	(12.3)	8.3	-	(4.0)	33.9	-	29.9
Equity in OCI of associates and intercompany investments	42.2	(0.3)	(8.0)	33.9	-	(33.9)	-
Total comprehensive income	$280.0	$196.5	$(196.5)	$280.0	$193.6	$(152.6)	$321.0

Attributed to non-controlling interest	$-	$-	$-	$-	$41.0	$-	$41.0
Attributed to common shareholders	$280.0	$196.5	$(196.5)	$280.0	$152.6	$(152.6)	$280.0

(a) Net of tax of	-	-	-	-	0.1	-	0.1
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	5.7	-	5.7	-	-	5.7
(d) Net of tax of	-	(1.8)	-	(1.8)	-	-	(1.8)

Consolidating statement of cash flows for the three months ended March 31, 2012
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$105.7	$84.4	$(84.4)	$105.7	$(1.1)	$(7.7)	$96.9
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.5	52.8	-	54.3	92.4	-	146.7
Gain on acquisition/disposition of assets and investments - net	(0.1)	-	-	(0.1)	0.1	-	-
Equity in (gains) losses of associates and intercompany investments	(134.0)	43.1	84.4	(6.5)	-	7.7	1.2
Non-hedge derivative gains - net	(10.1)	-	-	(10.1)	-	-	(10.1)
Settlement of derivative instruments	-	-	-	-	28.4	-	28.4
Share-based compensation expense	9.5	-	-	9.5	-	-	9.5
Accretion expense	8.6	3.3	-	11.9	1.9	-	13.8
Deferred tax expense	0.1	7.4	-	7.5	89.9	-	97.4
Foreign exchange (gains) losses and other	2.2	(12.5)	-	(10.3)	(5.4)	-	(15.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	0.7	(18.3)	-	(17.6)	(15.6)	-	(33.2)
Inventories	-	3.9	-	3.9	(2.2)	-	1.7
Accounts payable and accrued liabilities, excluding interest and taxes	(25.6)	34.3	-	8.7	101.5	-	110.2
Cash flow provided from (used in) operating activities	(41.5)	198.4	-	156.9	289.9	-	446.8
Income taxes paid	(0.8)	(27.3)	-	(28.1)	(37.0)	-	(65.1)
Net cash flow provided from (used in) operating activities	(42.3)	171.1	-	128.8	252.9	-	381.7
Investing:
Additions to property, plant and equipment	(3.3)	(163.0)	-	(166.3)	(367.7)	-	(534.0)
Net proceeds from the sale of long-term investments and other assets	0.2	-	-	0.2	-	-	0.2
Additions to long-term investments and other assets	-	-	-	-	(12.7)	-	(12.7)
Disposal (addition) to short-term investments	-	-	-	-	1.1	-	1.1
Decrease (increase) in restricted cash	-	0.9	-	0.9	(1.8)	-	(0.9)
Interest received	0.3	0.1	-	0.4	0.6	-	1.0
Other	-	(0.3)	-	(0.3)	-	-	(0.3)
Cash flow provided from (used in) investing activities	(2.8)	(162.3)	-	(165.1)	(380.5)	-	(545.6)
Financing:
Issuance of common shares on exercise of options and warrants	1.9	-	-	1.9	-	-	1.9
Proceeds from issuance of debt	-	127.4	-	127.4	-	-	127.4
Repayment of debt	-	(151.9)	-	(151.9)	(0.2)	-	(152.1)
Interest paid	(1.4)	(0.2)	-	(1.6)	(1.6)	-	(3.2)
Dividends paid to common shareholders	(91.1)	-	-	(91.1)	-	-	(91.1)
Settlement of derivative instruments	-	-	-	-	-	-	-
Intercompany advances and other	(321.6)	64.3	-	(257.3)	256.6	-	(0.7)
Cash flow provided from (used in) financing activities	(412.2)	39.6	-	(372.6)	254.8	-	(117.8)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	2.6	-	2.6
Increase in cash and cash equivalents	(457.3)	48.4	-	(408.9)	129.8	-	(279.1)
Cash and cash equivalents, beginning of period	1,062.7	232.0	-	1,294.7	471.3	-	1,766.0
Cash and cash equivalents, end of period	$605.4	$280.4	$-	$885.8	$601.1	$-	$1,486.9

Consolidating statement of cash flows for the three months ended March 31, 2011
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$250.1	$188.5	$(188.5)	$250.1	$159.7	$(118.7)	$291.1
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.2	58.1	-	59.3	93.8	-	153.1
(Gain) loss on acquisition/disposition of assets and investments - net	(30.3)	(0.7)	-	(31.0)	0.2	-	(30.8)
Equity in (gains) losses of associates and intercompany investments	(220.7)	(75.1)	188.5	(107.3)	-	107.5	0.2
Non-hedge derivative (gains) losses - net	(56.0)	1.5	-	(54.5)	13.5	-	(41.0)
Settlement of derivative instruments	-	-	-	-	-	-	-
Share-based compensation expense	8.2	-	-	8.2	-	-	8.2
Accretion expense	7.5	3.9	-	11.4	1.4	-	12.8
Deferred tax expense	-	4.4	-	4.4	1.6	-	6.0
Foreign exchange (gains) losses and other	(1.0)	1.7	-	0.7	(3.6)	-	(2.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	4.1	(13.0)	-	(8.9)	(31.0)	-	(39.9)
Inventories	-	(7.9)	-	(7.9)	(7.2)	-	(15.1)
Accounts payable and accrued liabilities, excluding interest and taxes	(9.1)	13.3	-	4.2	59.8	-	64.0
Cash flow provided from (used in) operating activities	(46.0)	174.7	-	128.7	288.2	(11.2)	405.7
Income taxes paid	-	(28.7)	-	(28.7)	(41.9)	-	(70.6)
Net cash flow provided from (used in) operating activities	(46.0)	146.0	-	100.0	246.3	(11.2)	335.1
Investing:
Additions to property, plant and equipment	(0.6)	(118.4)	-	(119.0)	(136.9)	-	(255.9)
Net proceeds from the sale of long-term investments and other assets	101.1	-	-	101.1	-	-	101.1
Additions to long-term investments and other assets	(1.1)	(0.4)	-	(1.5)	(10.2)	-	(11.7)
Net proceeds from the sale of property, plant and equipment	-	-	-	-	0.2	-	0.2
Interest received	0.4	0.7	-	1.1	0.3	-	1.4
Other	(0.2)	0.1	-	(0.1)	(0.2)	-	(0.3)
Cash flow provided from (used in) investing activities	99.6	(118.0)	-	(18.4)	(146.8)	-	(165.2)
Financing:
Issuance of common shares on exercise of options and warrants	8.9	-	-	8.9	-	-	8.9
Proceeds from issuance of debt	-	93.0	-	93.0	-	-	93.0
Repayment of debt	-	(104.5)	-	(104.5)	(0.7)	-	(105.2)
Interest paid	(4.0)	(0.5)	-	(4.5)	(0.1)	-	(4.6)
Dividends received/(paid) to common shareholders	(56.8)	-	-	(56.8)	(11.2)	11.2	(56.8)
Settlement of derivative instruments	15.4	-	-	15.4	(25.7)	-	(10.3)
Intercompany advances and other	357.1	(419.8)	-	(62.7)	57.0	-	(5.7)
Cash flow provided from (used in) financing activities	320.6	(431.8)	-	(111.2)	19.3	11.2	(80.7)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	5.0	-	5.0
Increase in cash and cash equivalents	374.2	(403.8)	-	(29.6)	123.8	-	94.2
Cash and cash equivalents, beginning of period	151.9	1,052.5	-	1,204.4	262.2	-	1,466.6
Cash and cash equivalents, end of period	$526.1	$648.7	$-	$1,174.8	$386.0	$-	$1,560.8

Consolidating statement of comprehensive income for the year ended December 31, 2011
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(623.0)	$683.6	$(2,013.0)

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(7.0)	(2.0)	-	(9.0)	(27.9)	-	(36.9)
Accumulated other comprehensive income related to investments sold (b)	(30.2)	-	-	(30.2)	-	-	(30.2)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(1.4)	(44.6)	-	(46.0)	(20.0)	-	(66.0)
Accumulated OCI related to derivatives settled (d)	(4.9)	(23.9)	-	(28.8)	243.5	-	214.7
	(43.5)	(70.5)	-	(114.0)	195.6	-	81.6
Equity in OCI of associates and intercompany investments	125.1	(10.7)	81.2	195.6	-	(195.6)	-
Total comprehensive income	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(427.4)	$488.0	$(1,931.4)

Attributed to non-controlling interest	$-	$-	$-	$-	$60.6	$-	$60.6
Attributed to common shareholders	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(488.0)	$488.0	$(1,992.0)

(a) Net of tax of	(1.2)	-	-	(1.2)	(3.0)	-	(4.2)
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	(16.2)	-	(16.2)	-	-	(16.2)
(d) Net of tax of	-	(13.8)	-	(13.8)	-	-	(13.8)

Consolidating statement of comprehensive income for the year ended December 31, 2010
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings	$759.7	$292.6	$(292.6)	$759.7	$341.1	$(228.7)	$872.1

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	283.6	17.4	-	301.0	12.1	-	313.1
Accumulated other comprehensive income related to investments sold (b)	(58.5)	-	-	(58.5)	(12.3)	-	(70.8)
Reclassification of accumulated OCI related to the investment in Red Back Mining Inc. (b)	(209.3)	-	-	(209.3)	-	-	(209.3)
Reclassification of accumulated OCI related to the investment in Underworld Resources Inc. (b)	(7.4)	-	-	(7.4)	-	-	(7.4)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	6.1	26.8	-	32.9	(108.1)	-	(75.2)
Accumulated OCI related to derivatives settled (d)	(2.0)	(33.3)	-	(35.3)	124.0	-	88.7
	12.5	10.9	-	23.4	15.7	-	39.1
Equity in OCI of associates and intercompany investments	26.6	(11.7)	0.8	15.7	-	(15.7)	-
Total comprehensive income	$798.8	$291.8	$(291.8)	$798.8	$356.8	$(244.4)	$911.2

Attributed to non-controlling interest	-	-	-	-	112.4	-	112.4
Attributed to common shareholders	$798.8	$291.8	$(291.8)	$798.8	$244.4	$(244.4)	$798.8

(a) Net of tax of	2.0	-	-	2.0	2.0	-	4.0
(b) Net of tax of	-	-	-	-	-	-	-
(c) Net of tax of	-	13.4	-	13.4	0.1	-	13.5
(d) Net of tax of	-	(13.2)	-	(13.2)	-	-	(13.2)